UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

[X] Form C: Offering Statement
[ ] Form C-U: Progress Update
[ ] Form C/A: Amendment to Offering Statement
    [ ] Check box if Amendment is material and investors must reconfirm within five business days.
[ ] Form C-AR: Annual Report
[ ] Form C-AR/A: Amendment to Annual Report
[ ] Form C-TR: Termination of Reporting

Name of Issuer:

YMC^2 Technologies, Inc.

Legal Status of Issuer:

Form:

C Corporation

Jurisdiction of Incorporation/Organization:

Wyoming

Date of Organization:

November 1, 2022

Physical Address of Issuer:

7052 Commerce Circle, Suite 220, Cheyenne, WY 82007

Website of Issuer:

ymc2technologies.biz

Is there a co-issuer? [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

MUNDIAL FINANCIAL GROUP, LLC

CIK number of intermediary:

0001455325

SEC file number of intermediary:

008-68154

CRD number, if applicable, of intermediary:

000149531

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The intermediary will be entitled to receive 2.50% of the offering proceeds.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will not receive any other direct or indirect compensation.

Type of Security Offered:

Series A Preferred Shares

Target number of securities to be offered:

100,000 Series A Preferred Shares

Price (or method for determining price):

$1.00 per Share

Target Offering Amount:

$100,000

Minimum Investment Amount

$100

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other – provide a description:

Maximum Offering Amount (if different from Target Offering Amount):

$5,000,000

Maximum number of securities to be offered:

5,000,000

Deadline to reach the target offering amount:

October 2, 2024

Disbursement from Escrow After Reaching the Target Offering Amount: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering Amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 6
Project number of employees: 286

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

YMC^2 Technologies, Inc.

By



_____
(Signature)

Andrew T. Llanos
President & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



_____
(Signature)

Andrew T. Llanos
President & CEO

    05/11/2023
_____
(Date)

TABLE OF CONTENTS

October 3, 2023

YMC² Technologies, Inc.

FORM C
Up to $5,000,000 Shares of Series A Preferred Shares
$1.00 per Share



YMC² Technologies, Inc. ("YMC²," the "Company," "we," "us," or "our"), is offering a minimum amount of $100,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Series A Preferred Shares, 5,000,000 Series A Preferred Shares at $1.00 per Share, par value $0.00001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by October 2, 2024 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Mundial Financial Group, LLC (the "Intermediary"). All committed funds will be held in escrow with North Capital Private Securities Corporation ("NCPS" or the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Preferred Membership Interests, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend- ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: YMC^2 Technologies, Inc.

ELIGIBILITY

2. YMC^2 Technologies, Inc. certifies that all of the following statements are true:

• Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

• Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

• Not an investment company registered or required to be registered under the Investment Company Act of 1940.

• Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

• Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

• Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

• The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: ymc2technologies.biz

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Andrew T. Lanos	President, CEO & Chairman of the Board, YMC[2] Technologies, Inc.	Establish high quality business strategies and plans to ensure alignment with short-term and long-term business objectives, enhance and develop a high performing managerial team, and oversee all operations and business activities to ensure they produce the desired results and are consistent with the overall strategy and mission in accordance with the guidance and direction of the BOD.	November 1, 2022 - present
	Senior Technical Advisor/ Chief Technology Officer, US Army	Senior Technical Advisor & Chief Technology Officer to the Director, J6/Deputy J3 Cyber, U.S. European Command, Stuttgart, Germany. Responsible for assessing the planning, coordination, and execution of the Department of Defense Information Network, Defensive Cyber Operations, and Offensive Cyber Operations to support Operational Plans and activities within the European Theater and the U.S. European Command's Area of Operations. This includes but is not limited to overseeing the engineering, integrating, securing, and troubleshooting of secure voice, video, and data networks in support of the Commander U.S. European Command. Influences the technical design of the U.S. European Command's strategic information architecture to facilitate the cyber security, content management, data warehousing, provisioned specialized networks and file systems, data and information services, and meta data usage. Assists the directorate with technical and policy issues at the strategic level involving joint, interagency, intergovernmental, and multinational organizations.	September 9, 2018 - September 30, 2022

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
		Prepares, reviews, and validates communications plans, orders, annexes, and standing operating procedures for the J6/Joint Cyber Center staff. Serves as the U.S. European Command's Senior Warrant Officer and the principal advisor to the Commander, U.S. European Command, concerning all warrant officer related issues.	
E.J. Stephenson	CFO & Treasurer of the Board, YMC² Technologies, Inc.	Full time ministry	January 1, 2009 - October 31, 2022
Claude C. Davis	Executive Vice President & Secretary of the Board, YMC² Technologies, Inc.	Help the CEO establish high quality business strategies and plans to ensure alignment with short-term and long-term business objectives, establish personnel programs to enhance employee develop-ment, establish company policies in accordance applicable laws, standards, and guidance from the CEO and the BOD, oversee the company's daily operations and business activities in accordance with direction and guidance from the CEO, and assume duties as the CEO in the absence of the CEO	November 1, 2022 - present
	Network Architect , GOVCIO, Inc.	Lead Network Architect responsible for all aspects of network and cyber security planning, engineering, installation, operations and maintenance.	February 2, 2022 - present
	Network Engineer , Laulima Systems	Responsible for all aspect of network engineering and cyber security	January 10, 2020 - February 1, 2022
	Deputy Division Chief Engineering Division, U.S. Central Command J6,	Assist the Division Chief, Engineering Division, in the engineering, design and development of USCENTCOM classified and unclassified networks in the U.S. and throughout the middle eastern region	June 1, 2010 - January 9, 2020



Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Laurie Marshall	Executive Vice President, YMC^2 Technologies, Inc	Help the CEO establish high quality business strategies and plans to ensure alignment with short-term and long-term business objectives, establish personnel programs to enhance employee development, establish company policies in accordance applicable laws, standards, and guidance from the CEO and the BOD, oversee the company's daily operations and business activities in accordance with direction and guidance from the CEO, and assume duties as the CEO in the absence of the CEO	November 1, 2022 - present
	Chief of Engineering, Trace Systems	Responsible for the engineering and development of company networks	January 5. 2022 - present
	Division Chief, Engineering Division, US Central Command J6	Responsible for the engineering, design and development of US-CENTCOM classified and unclassified networks in the U.S. and throughout the middle eastern region, managed a ~$80 million annual budget and led a distinct team of military and civilian experts in Network Engineering, System Engineering, Cyber Security Engineering, System and Network Architecture, and various other engineering, planning, and support activities to manage classified and unclassified DoD Information Technology programs in support of distributed Global Operations. Was the U.S. Government's Contract Officer Representative for the $620 Million USCENTCOM C4 Enterprise Systems contract awarded to industry to support the Engineering and Installation (E&I), and the Operations and Maintenance (O&M) of USCENTCOM networks operating in the U.S. and throughout the Middle East	May 1, 2013 - January 4, 2022



Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
John Brushaber	Vice President of Network Operations, YMC^2 Technologies, Inc	Oversees the 24/7 Network Operations (NetOps) of the company's networks and services. This includes but is not limited to all company networks, internal or client-based, all IT services, applications, and their performance, internal or client-based, and the cybersecurity and active cyber defense of those networks and services, internal or client-based. Provide a framework to support network engineering, design, development, and architecture of company's networks, services, and applications to ensure a smooth transition between the Engineering & Installation (E&I) and Operations & Maintenance (O&M) phases of the network life cycle to sustain Network Operations. Manages the company's data center(s). Develop a highly effective and cohesive Network Operations management team to meet the needs of the company and its customers. Oversees the training and development of NetOps personnel to enhance their perform, productivity, and growth for advancement.	November 1, 2022 - present
	Senior IT Analyst, Texas DPS	Business continuity and disaster recovery	March 1, 2021 - present
	Lead Systems Engineer, U.S. Army Network Enterprise Technology Command (NETCOM)	Network Operations and Planning for all U.S. Army Posts, Camps, and Stations in the U.S., west of the Mississippi River.	June 1, 2019 - February 28, 2021
Adam Johnson	Vice President of Resource Management, YMC^2 Technologies, Inc	Oversees the Resource Management of YMC^2 Technologies, Inc.	November 1, 2022 - present
	Recruitment and Retention Senior Non-Commissioned Officer, Georgia U.S. Army National Guard	Responsible for the recruitment, training, and retention of Army National Guard service members within the State of Georgia and throughout the U.S. financial goals, and oversee budgeting and use of funds to ensure compliance with statutes and regulations.	January 1. 2012 - present



Roy L. Rucker	Board of Directors, YMC² Technologies, Inc	Shape future corporate strategies and provide direction to the company executives.	November 1, 2022 - present
	Founder President and CEO of TRECIG LLC	Establish high quality business strategies and plans to ensure alignment with short-term and long-term business objectives, enhance and develop a high performing managerial team, and oversee all operations and business activities to ensure they produce the desired results and are consistent with the overall strategy, mission, and priorities of the company.	July 1, 2018-present
	CW5 Senior Technical Advisor and Command Senior Chief Warrant to the Commander, U.S. Army Pacific Command (USARPAC)	Responsible for assessing and developing the planning, engineering, integration, interoperability, cyber security, and troubleshooting of secure Communications and Information Service (CIS) Networks in support of the Commander USARPAC. Influences the technical design of network data delivery, content management, and Information Assurance to enable Mission Command of U.S. Army Pacific Forces, Allies, and Mission Partners within the Indo Pacific Theater. Assists the CIO/G6 with technical and policy issues at the strategic and operational level involving joint, interagency, intergovernmental, and multinational organizations. Prepares, reviews, and validates communications plans, orders, annexes, and standard operating procedures for the CIO/G6 staff. Serves as the USARPAC Senior Warrant Officer and the principal advisor to the Commander, USARPAC concerning all Warrant Officer related issues.	July 1, 2015-June 20, 2018



BIOGRAPHICAL INFORMATION



Andrew LLanos, President & CEO

Andrew Timothy LLanos is a 36-year retired combat veteran, husband, father, grandfather, and entrepreneur. A former U.S. Army Chief Warrant Officer Five in the Signal Corps and Co-founder of YMC² Technologies, Inc., Andrew has performed in several different capacities while serving his country. He has been deployed into four different theaters of combat and has held positions as a Network Engineer, Network Planner, Network Manager, Network Operations (NetOps) Chief, IT Instructor, Officer in Charge of a Satellite Communications Facility, Chief Technology Officer, and Senior Technical Advisor in multiple Army Communication Units, Army Divisional Staffs, Army Theater Staffs, the U.S. Central and U.S European Combatant Commands, and NATO. He holds a Bachelor of Science in Information Technology Management with advanced studies in Marketing and Business, and is a Certified Information Systems Security Professional with over three decades of experience building, securing, troubleshooting, maintaining and defending classified networks all over the world. He has maintained Department of Defense (DoD) security clearances at the highest levels for over thirty years and continues to this very day.

During his years in the military, Andrew has developed a passion for people, team building, professional development, and guiding and influencing others. He has advised senior executive leaders all over the world to make critical decisions dealing with Budgeting, Technology, Network Operations, Cyber Security and Network Defense, Training, and Personnel Policy. Throughout his military career, he has formed and led "tiger teams" of experts to tackle some of the most daunting communications challenges and sophisticated cyber security threats facing the United States military. Frequently sought out by General Officers and senior leaders alike, Andrew led the efforts that shaped the entire implementation of the U.S. Army's Mission Partner Environment in Europe after having designed, developed, engineered and orchestrated a program to instantiate the first ever enduring U.S. Army Europe communication mission network connected to NATO. These efforts completely transformed communication network interoperability while enhancing the U.S. Army Europe's coalition readiness with its mission partners. His program in Europe is still in use today and was adopted by the entire U.S. Army, becoming the model and standard for Army communication mission networks all over the planet.

Capitalizing on the success while assigned to the U.S. Army in Europe, Andrew drove the implementation of the first ever United States Armed Forces enduring Mission Network connected to NATO, spearheaded from the U.S. European Command. This 24/7 network in place today supports strategic to tactical edge digital training, from anywhere on the planet, between the U.S. and joint, interagency, intergovernmental, multinational organizations and mission partners, and the NATO Response Force (NRF) in Europe. This effort has directly enhanced coalition mission readiness and interoperability between the United States Armed Forces, NATO military forces, and affiliated national mission partners worldwide, preparing them to support and sustain future NATO led operations conducted around the globe.

Using his expertise, know-how, and can-do attitude developed in the military, Andrew's vision for the future became clear in the spring of 2022 after he began a Wyoming internship during his last

six months on active duty. He teamed up with Eyd Stepheson and they began to put together the business plan and strategy to launch YMC² Technologies, Inc. soon after Andrew retired from the U.S. Army. Today, as in the past, Andrew has once again assembled a top team of industry experts to tackle the most daunting communication challenges and sophisticated cyber threats currently plaguing the banking, insurance, and financial industries. These industries are essential in providing the backbone for the liquidity, safety, and security for small businesses across the country and are vital to the future success of the entire U.S. Economy. Andrew's visionary approach to cyber security and active cyber defense includes recurring cyber readiness assessments, lifelong cyber security training, and knowledge management for all IT and non-IT customer employees across all industries. To Andrew, active cyber defense is far more important than just securing and protecting an IT system. It is about safeguarding the business operations and critical business functions of local community banks, credit unions, insurance companies and financial institutions which serve local communities. They ensure the multigenerational livelihoods of local flower shops, pizzerias, barbershops, hardware stores, beauty salons, and local mom & pop shops around the country that have grown up with these institutions, and have come to know and rely upon them. To Andrew, cyber security and active cyber defense is really about protecting our neighbors, their businesses, and safeguarding the local communities we live in.

As President, CEO, and the Chairman of the Board of Directors, Andrew now leads a skilled and highly experienced team of specialists that come from a variety of diverse backgrounds. Like himself, many are expert trailblazers within their field, are retired military, or have served within the DoD. Most have maintained high-level DoD security clearances over the years to contribute their expertise to the U.S. government when later called upon. Andrew's passion, vision, expertise, and leadership will now guide the company's dedicated team of professionals to deliver the most robust, comprehensive, in-depth, and sophisticated cyber security mechanisms and cutting-edge technologies now available to the civilian sector.



Ed ("Eyd") Stephenson, CFO

Ed ("Eyd") Stephenson, a co-founder of the YMC² Technologies, Inc., and a former entrepreneur within the Venture Capital Industry, has a background in marketing and finance and has completed a multitude of projects and joint ventures in mining, real estate, commercial paper, and various high-tech projects all over the country. Eyd holds a Bachelor of Science in Marketing with advanced studies in Economics, and a Master of Science in Taxation. After many years in the industry, Eyd heard and experienced the Father's call on his life and entered ministry full time in 2009. Pursuant to his response to this calling by man's Creator Father, YAHUWAH (Hebrew Name) and His Messiah, Yahushua, (Hebrew Name for our Savior/Redeemer), one with the Father [John 10:30], Eyd's business talents were put on hold as he began to serve YAHUWAH, the Most High, as the only way of life.

In 2016, Eyd received a message from the Most High that another person would appear on the scene to help him in his ministerial endeavors as directed by YAHUWAH. Finally, in 2021, Eyd met Andrew Timothy Llanos while Andrew was still serving in the U.S. military. Eyd's passion for serving YAHUWAH and helping His people was explained his to Andrew, and how this passion can and will bring safety, security, and prosperity to many people around the world, as YAHUWAH had revealed to Eyd. Andrew, pursuant to YAHUWAH's confirmation of His spoken Word through Eyd, also answered the Father's call to serve in ministry and immediately began to transition from the military. While transitioning, Andrew began to explain the significance of in-depth Cyber Defense without IT service provisioning, network management and lack of personnel training creates serious gaps in cyber security which can be exploited based upon his experience and military background. By coupling them all together within a single company, Andrew saw how this company could simultaneously protect, preserve and serve YAHUWAH and His people. What transpired next was the beginning of YMC² Technologies, Inc. As Eyd came to understand the significance of what Andrew was trying to do to fulfill his calling in ministry, Eyd knew that he had to do everything in his power to help get the company up and running. Together with his education and expertise, Eyd would once again utilize the skills, knowledge, and abilities that he had placed on hold for so many years but had never forgotten, in obedience to YAHUWAH's instructions.

Serving as the Chief Financial Officer of YMC² Technologies, Eyd immediately took charge and launched into action, leading several initial capitalization efforts, and immediately came up with a blueprint as a pathway to capitalize the company for many years to come. This blueprint includes Joint Ventures with other companies in order to launch the current SEC regulation crowdfunding effort (SEC REG CF), issuing stock to investors in order to raise an initial $5,000,000 in seed capital to establish the initial operating capability of the company. Eyd has also sought out private equity investments with other companies and guided YMC² Technologies into Joint Ventures for the acquisition and sale of real property to bring in additional company revenues.

Eyd also orchestrated several other initiatives including the projected funding of the Wyoming Regional Center (RC), an internationally recognized investment banking facility and clearing house for EB5 capital, subject to USCIS licensing and operating approval. Government licensed and operating Regional Centers specifically target local communities throughout the U.S., by injecting EB5 investment capital directly into a government approved Targeted Investment Project (TIP), which is designed to spur economic growth and activity through direct, indirect, and induced job creation within a local respective area.

The TIP of the WY Regional Center will be the development, installation, and operation of the first of four data centers planned by YMC² Technologies within the State of Wyoming. This will provide YMC² Technologies access to Mezzanine EB5 Capital that will spur economic growth and activity for industries that operate in and around Cheyenne, WY. Use of the WY Regional Center is expected to raise over $100,000,000 in Mezzanine EB5 Capital within the first two years alone, following the first year of the WY RC operations. These funds will serve to assist the establishment of the permanent capitalization to support the company's business operations. Eventually, this Mezzanine EB5 Capital is projected to lead to several billions of dollars in permanent company financing and capitalization through the primary and secondary global capital markets.

In October 2022, after having joined forces with Andrew LLanos, Eyd helped to launch YMC² Technologies, Inc. as the Chief Financial Officer, Treasurer, and Member of the Board of Directors. Eyd's vision, drive, experience, and financial expertise are invaluable to the forward momentum of the company over the next several years. A savvy, insightful, and discerning businessman, Eyd is essential in helping the company's Senior Executive Team achieve their vision and get to "yes". All credit and acknowledgement of this effort by the co-founders goes to YAHUWAH Eloah Aloahiym, the Most-High, our Creator Father, and His Messiah, Yahushua, One with the Father [Mark 9:23; 11: 22-24; John 3:27; 15:7; 1 COR 4:7].



Claude C. Davis, Executive Vice President

Claude Curtis Davis is a son, brother, husband, father, U.S. Army Veteran, former U.S. Department of Defense (DoD) civilian and contractor, and an entrepreneur. Claude's humble beginnings started in 1990, when he joined the U.S. Army to serve his country as a Satellite Communicator and later as a Satellite Controller. Claude was Honorably Discharged after 9 years and went into DoD Contracting where he participated in numerous military acquisition programs and projects over the years. In 2008, Claude joined the U.S. Central Command (USCENTCOM) Command, Control, Communications, and Computers (C4) Directorate and J6 team as a Satellite Communications Team Chief. There, he continued to develop his technical and leadership skills, gain valuable experience, and enhance his professional career development through supervisory positions in Network Administration, IT Project Management, Frequency and Transmission Engineering, Network Engineering, Cyber Security and Cyber Defense Engineering, and Audio-Visual Systems Engineering. Before leaving, he served as the Deputy Division Chief, Engineering Division, J6. Claude holds a bachelor's of science degree in IT Management, maintains a high-level DoD security clearance, and holds technical certifications from across the industry such as Microsoft Certified Systems Administrator (MCSA), Microsoft Certified System Engineer (MCSE), Cisco Certified Networking Associate (CCNA), Cisco Certified Networking Professional (CCNP), and CompTIA Security+.

Earning a reputation as the "go-to guy", Claude deployed into combat zones such as Afghanistan and Iraq. As a civilian, the USCENTCOM J6 Director personally selected him to lead Task Force 236, a "tiger team" of specialized military and civilian subject matter experts assembled to solve critical systems interoperability issues between the U.S. and other coalition countries having issues conducting operations across the Middle East. The team deployed and re-designed, re-engineered, developed, and implemented a new Quality-of-Service (QoS) strategy across the entire enterprise, prioritizing critical information based on the intent of the Combatant Commander, optimizing information for transport over Satellite, Line-of-Site, and Fiber network transmission systems. This effort completely revolutionized digital combat system effectiveness over war-fighting communications networks, leading to the effective Command and Control (C2) of U.S. led coalition forces. Claudes's efforts were a "game changer" and the impetus for the USCENTCOM Enterprise Black Core Network (EBCN), incorporating Claude's revolutionary QoS model over disparate network transmission systems, and is still in use to this very day.

Claude continued to play pivotal roles while at USCENTCOM. He helped a team of experts develop a new military data center solution called the Virtual Data Center (VDC), capitalizing on advances in commercial virtual networking technology. Another "game changer", Claude introduced the concept of reusable automated system templates, colloquially referred to as the "Chinese Menu", enabling the VDC to rapidly provision the delivery of IT resources to coalition forces within minutes across the entire USCENTCOM Area of Operations (AOR), a paradigm-shift from the days and weeks it took before. However, the DoD at large still had a problem with sharing information with coalition mission partners because of the limitations within U.S. and DoD Security Policies. These policies required bilateral or multilateral "Stovepipe coalition networks" to be instantiated for each coalition the U.S. was a part of, in order to avoid inadvertently passing classified information to a country this is part of one coalition but not another. To solve this problem, reduce the number classified coalition networks and associated managerial overhead and IT costs, Claude spearheaded an initiative to build a single encrypted data repository within the VDC based on Attribute Based Access Controls (ABAC), tagging coalition data as it is passed throughout the network, enabling certain countries to decrypt information based upon their Country ID and coalition they belonged to. For the first time in DoD, multiple coalitions could now coexist within the same network fabric without violating policy, and without the need to build out separate stovepipe networks for each coalition. This was so successful, it became the model for the DoD network data center transformation program and was adopted throughout the entire DoD enterprise as the DoD CIO worked to reduce the number of coalition networks across all Armed Services, cut IT costs, centralize efficiencies, increase cyber security, and improve IT services, compatibility, and network interoperability betwwen the Army, Navy, Marine Corps, Air Force, and U.S. Space Command.

In October 2022, Claude joined the YMC² Technologies Senior Executive Team an Executive Vice President, and the Secretary and Director of the Board of Directors, bringing with him a wealth of knowledge, experience, and expertise, leading and transforming entire organizations throughout the DoD. A shrewd and proven problem solver, Claude has a comprehensive understanding of various communication environments and is able to articulate complex problem sets to others translating them into actionable plans which produce results. As an integral part of the leadership team, Claude will help guide the Executive Leadership Team and the rest of the company while continuing to transform people, business processes, and technologies to gain efficiencies, reduce IT costs, improve IT services, increase customer cyber security posture, develop company employees, and establish company partnerships with the U.S. Department of Defense, U.S. Government (USG), and U.S. Agencies.



Laurie Marshall, Executive Vice President

Laurie Marshall is a wife, mother, sister and new proud owner of a cute "golden doodle" rescue puppy. No stranger to the Southeast, Laurie grew up in Florida where her career began in government civil service, coding and testing sonar systems for U.S. ballistic missile submarines at the Naval Research Lab. This would be the start of her illustrious career within the U.S. Department of Defense (DoD), spanning over two decades in various roles and responsibilities in Systems Engineering, Research and Development, Simulation, Testing and Evaluation (RDST&E), Defense Acquisition Program Management, Synthetic Training, and Information Operations. Laurie has a Bachelor of Science in Electrical Engineering with a minor in Applied Mathematics from the University of Central Florida, a Master of Science in Mechanical Engineering from the Georgia Institute of Technology, and a Master of Science in Modeling & Simulation with a focus on Intelligent Systems from the University of Central Florida. She maintains a high-level DoD security clearance and her certifications include Advanced Systems Planning, Research, Development & Engineering – Defense Acquisition Workforce Improvement Act (DAWIA) Level III, Test & Evaluation DAWIA Level III, DoD Architecture Framework, Lean Six Sigma Green Belt in Continuous Process Improvement, DevOps Foundation, and ITIL Level 4 certification.

After leaving the Naval Research Lab, Laurie served at the Naval Pacific Missile Range Facility in Hawaii as the Chief Technology Officer where she focused on shaping future range capabilities in Directed Energy Weapons, Synthetic Training, and Information Operations to support the U.S. Navy Pacific Fleet.

Returning to Florida, she then spent the next 10 years sharpening her leadership and technical skills at the U.S. Naval Air Warfare Center – Training Support Division, as a Systems Engineer where she supported various training acquisition programs and Fleet Synthetic Training (FST) events. Her success in these areas paid off when she was hand-picked for a career broadening assignment at the Office of Naval Research, U.S. Navy Fleet Forces Command. There she spent the next two years as the Head of the Range Engineering Department of the Strategic Systems Program for the Naval Ordnance Test Unit at Cape Canaveral where she served as the Chief Engineer and principal advisor to the Commanding Officer for Flight Test Operations in support of Fleet Ballistic Missile Live Fire Training & Testing.

Laurie's last assignment within the DoD culminated with her serving as the United States Central Command (USCENTCOM) Chief Engineer and Head of the Engineering Division, Command, Control, Communications, and Computers (C4) Directorate and J6 team. As the head of the USCENTCOM J6 Engineering Division, Laurie managed a ~$80 million annual budget and led a distinct team of military and civilian experts in Network Engineering, System Engineering, Cyber Security Engineering, Theater C4 Architecture, and various other engineering, planning, and support activities to manage the Command's classified and unclassified Information Technology programs in support of distributed Global Operations. A trusted advisor and member of the Directorate Steering Group, Laurie became the government's Contract Officer Representative for the $620 Million C4 Enterprise Systems contract awarded to industry to support the Engineering and Installation (E&I), and the Operations and Maintenance (O&M) of USCENTCOM networks operating in the U.S. and throughout the Middle East.

An established leader within the DoD community, Laurie became known for her many accomplishments. Her tenacity drove innovation at USCENTCOM; she spearheaded efforts to provide a capability to Warfighters enabling them to exchange critical information with Mission Partner countries supporting U.S. led Unified Operations conducted across the globe. She led efforts to coordinate and collaborate across various Combatant Commands, the NSA, the Defense Information Systems Agency, the office of the DoD CIO, and various other DoD organizations, U.S. Government Agencies, industry partners, and academia, in order to develop, shape, engineer and establish the first-ever, global, DoD-wide IT enterprise solution for Secure Coalition Information Sharing. This solution later became the impetus for the DoD's Pathfinder Program. She accelerated service delivery timelines by establishing an integrated engineering processes which cut across all DoD communication core competencies to standardize communications capabilities across the DoD. She founded the Command's Strategic Technology Roadmap as a platform to guide investment strategies, optimize investment returns, and establish a risk management framework to assess the risks associated with making incremental changes to evolve the communications enterprise. She also drove the creation of a Joint Test platform for Data Centricity founded on Zero Trust Architecture, where she was selected as the Test Director for the initiative by the DoD's Director, Operational Test and Evaluation Command, a principal advisor to the U.S. Secretary of Defense.

In December 2022, Laurie joined the YMC² Technologies Senior Executive Team as an Executive Vice President and as a Director of the Board of Directors. She comes with a proven track record in developing entire organizations into learning institutions. A staunch leader, Laurie is intuitive, persistent, and an innate problem solver with a passion for lifelong learning and self-improvement. Her expertise, knowledge, skills, and abilities will help guide the rest of Executive Leadership Team to develop company employees, drive innovation, reduce business process overhead, gain efficiencies, improve IT services and customer support, reduce O&M costs, and establish strategic company partnerships. Her passion, drive, and leadership will propel YMC² Technologies well into the future.



John Brushaber, Vice President of Network Operations

John Brushaber is a husband, father, leader and a retired 26-year U.S. Army combat veteran who first learned valuable work ethics from his humble beginnings on the family farm, and from being a certified Volunteer Firefighter within his community for nearly a decade. He has had military assignments and Department of Defense agency level positions which span multiple global multi-national campaigns, regional support operations, and national missions to install, operate, secure and defend highly critical national security systems and infrastructure within the United States. John earned a Master of Science in Management with a concentration in Information Systems Security from Colorado Technical University, and a Bachelor of Science in Computer Information Systems from Tarleton State University. He maintains a U.S. Department of Defense (DoD) high level security clearance, and also has professional certifications including: Certified Information Systems Security Professional (CISSP), Certified Business Continuity Professional (CBCP), and Certified Ethical Hacker (CEH).

Throughout his military and civilian careers within the DoD, John's expertise highlights his experience and accomplishments in many diverse positions in Network Engineering, IT Service Provisioning, and Cyber Defense. Early in his military career, he successfully tested and certified the U.S. Army's Mobile Subscriber Equipment program, the first-ever tactical mobile voice, video, and data communications package, a $4 billion procurement. Utilizing collaborative DevSecOps to reduce insider threats, he engineered and integrated RSA two-factor authentication systems for classified networks, tested and assessed Zero Trust Network Access (ZTNA) supporting a U.S. Cyber Command initiative to secure Microsoft O365 for the DoD's Cloud Computing Infrastructure, a community with over 250k users; and, he piloted a $50 million Cisco Systems Business Intelligence portal for the integration of IT system lifecycle replacement, planning, and asset management portfolios. He has extensive knowledge and expertise working with Cisco and Microsoft partners to upgrade largescale network enterprise systems, and as part of the Committee on National Security Systems (CNSS) space cybersecurity working group, he influenced national security policy to improve space systems interoperability, survivability, and cyber security.

Outside the military, John continued to enhance his civilian career development through key positions with General Dynamics, Northrop Grumman, XO Communications, DynCorp, Lyle Industries, and Texas Instruments in roles where he successfully performed network systems engineering, cybersecurity, and Network Operations (NetOps).   He even received industry-wide recognition for his intuitive design of an automated parts handling system while enhancing systems manufacturing for a leading provider of thermoforming, tooling, and automation solutions for the global packaging industry. Recently, John has developed multiple Information Systems Contingency Plans (ISCP) to improve Texas Law Enforcement and Criminal Justice System Information Services (CJSIS) while working at the Texas Department of Public Safety.

In October 2022, John joined YMC² Technologies as the Vice President of Network Operations to lead the company's development of a highly resilient network strategy. This strategy will guide the establishment of a secure network architecture and virtual cloud computing infrastructure to create a secure, impenetrable data fabric throughout the United States between YMC² Technologies and the customers we serve. He will be responsible 24/7, for the security, protection, operation, maintenance, sustainment and defense of the company's networks and IT Services which will catapult the banking, insurance and financial industries to the next level within cyber security. John is an integral part to enabling the most robust, resilient, and reliable Network Infrastructure, Network Operations, and Defensive Cyber Operations now available to the civilian sector, which will safeguard the business operations and critical functions of our customers. His experience, drive, vision and leadership will propel YMC² Technologies well forward into the 21st Century.



Adam Johnson, Vice President, Resource Management & Logistics
Adam Johnson is a husband, father, grandfather, and combat veteran hailing from Savannah, Georgia along with his wife, youngest child, and their two sleepy golden retrievers. An avid fisherman and outdoorsman, Adam enjoys fly fishing for tarpon, snook, and redfish in the salt flats throughout the southeastern United States. When he is not at work or spending time with family and friends, you will probably find him on a lazy river hunting for beautiful ambushing trout. After 24 years of service, Adam fulfilled his lifelong dream as a Senior Non-Commissioned Officer, Paratrooper, and Jumpmaster in the U.S. Army, having trained and led thousands of soldiers all over the world and managed millions of dollars of material and equipment for commanders at all echelons throughout the years. Adam holds a bachelor of science in Fire Administration from Columbia Southern University and is a certified Firefighter, EMT, and Rescue Diver.

Adam's humble beginnings start right out of high school after he graduated from the U.S. Army Infantry and the Airborne Infantry schools at Fort Benning, Georgia. Very early in his career, Adam was assigned to the 82nd Airborne Division at Fort Bragg, North Carolina, where he led thousands of Paratroopers and safely conducted hundreds of large-scale Airborne Operations during peacetime and in combat. On December 20th, 1989, Adam jumped into combat leading U.S. Army paratroopers in a nighttime Airborne Assault to free the Republic of Panama from a tyrannical dictator during Operation Just Cause. In 1990 Adam was re-assigned to Panama to help lead the U.S. nation-building efforts there.

After Panama, Adam returned to North Carolina where he took a break from military service in order to follow other passions while serving others. During this time, he became a certified firefighter and scuba instructor, leading the Fire Department's underwater rescue teams. His passion for training and leading others, attention to detail, and excellence quickly paid off when he rose to the top of his fire station serving as the Captain of the Hope Mills Fire Department. During this time Adam also became a successful businessman, founding his own advertising agency that grew into a nationally recognized award-winning company in just three years. He later sold the business to pursue his lifelong passion to serve his country once again in the Army National Guard full-time.

In the National Guard, Adam's leadership abilities were immediately recognized when he was selected from amongst his peers to lead a nationwide initiative to turn around the Army's Retention program to meet its mission. He spearheaded a team and developed new Army personnel recruitment and retention tactics, techniques, and procedures, writing the Standing Operating Procedures (SOP) used in his home state. These procedures were so successful for Human Resources Retention within the Army system, they were adopted by the entire U.S. Army National Guard and were deployed in all 50 States. In fact, they are still in use today. As a Recruiter and Retention Non-Commissioned Officer, Adam has assessed, recruited, and retained thousands of soldiers in the Army over a ten-year period. He was so successful, his accomplishments include Recruiter of the year, Non-commissioned Officer of the Year, and the Winner of Best Warrior Competition.

In March 2023, Adam joins the YMC² Technologies team to use his talents and passions as the Vice President of Resource Management to lead the company's Human Resources, Budgeting, and Logistics Operations. This includes the training and development of the company's most valuable resource, its people. In his role, he will be responsible for personnel training and development, safety, equipment procurement, contracting, resource management, project budgeting, supply chain operations, inventory and asset management, facilities management, physical security, and support logistics in order to continually fulfill the needs of the organization. Adam brings with him decades of experience, expertise, and well-documented successes in training, manning, equipping, and managing personnel, equipment, and material resources from all over the globe.



Roy L. Rucker, Board of Directors

Roy Rucker's modest origin started in 1971 in a small, quiet Mississippi Delta town called Panther Burn, where he was born and raised. He is a retired U.S. Army Chief Warrant Officer 5 (CW5) and an astute serial entrepreneur and businessman, having over 25 years of business experience in various markets. Roy is the Founder and CEO of TRECIG, LLC, an IT and Cyber Security Company. Roy holds a Bachelor of Science degree in Information Systems Management from the University of Maryland University College, Master of Science degree in Leadership and Management from Amridge University and is currently a candidate for a Doctor of Business Administration degree in Leadership from Walden University. Early on, Roy recognized his leadership capabilities only come from YAHUWAH, the Most High [Romans 8:14; John 16:13]. Roy is a certified Director of Information Management, certified ITIL Foundation and Intermediate for the Lifecycle Tract, and holds various other IT and Leadership qualifications/certification.

Roy's entrepreneurial spirit is easily recognized by his many accomplishments in business. He is an owner and co-owner in several companies he founded or co-founded including TRECIG, LLC (O), The Military Memorabilia Company (O) Rylee Rucker Investments (CO), The Veganish Cafe (CO), The Endorphin Factory (O), TARDIGRADE Communications (O), The Rucker Foundation, Inc 501(c)(3) (Founder, Non-Profit) and The Rucker Legacy Investment Group (CO).

Roy's years of Army service afforded him the opportunity to lead at all levels, as well as allowing him to serve in diverse locations geographically dispersed around the world. His last official Army assignment was serving as the Chief Technology Officer for a 147,000-member organization that spans the entire Pacific Region from Alaska to Australia and also as the Senior Warrant Officer Adviser to the Commanding General of the United States Army Pacific, with responsibility for 3,037 Warrant Officers in the entire Pacific Theatre of Operations. He retired as a Chief Warrant Officer 5, 255Z, on October 31, 2018, with 30 years of service. Roy's deployments include Desert Shield/Storm -1990-1991, Kosovo-2001, OIF1B-2004, and a number of special support deployments. Roy currently resides in Rockwall, TX with his wife, Monifa (a 27-year retired Army Veteran and CW4) and daughter, Rylee.

As a veteran, Roy has served with Andrew Llanos in various capacities while in the Army including numerous combat deployments and special high-profile assignments. In January 2023, Roy joined the YMC² Technologies team as a Director on the Board of Directors, bringing with him years of leadership experience, business expertise, and military know-how to help shape the future of the company.

ANTICIPATED BUSINESS PLAN

According to the U.S. Treasury, U.S. banks spent over $1 Billion on ransomware payments in 2021. According to Cloudwards.net, ransomware attacks affected 37% of all businesses throughout the world, costing them $1.85 Million on average. With roughly 30 million Small-Medium Enterprise (SME) Businesses throughout the U.S., around 11,100,000 SME's were affected, and many SME's were ruined completely and ceased to exist. Cyber Security and Active Cyber Defense are far more important than just protecting a business, it's about ensuring the survival, prosperity and viability of multi-generational livelihoods.

There are roughly 10,000 Banks and Credit Unions and approximately 6,000 insurance companies in the United States. Over 80% of these financial institutions operate as SME's and have less than 500 employees. Community Banks account for 85% of all banks in the U.S., have less than $1 Billion in total assets, and 78% of those Community Banks have less than $500 Million in total assets. These smaller financial institutions service Middle America and local communities throughout the nation. More than just protecting people's livelihoods, Cyber Security and Active Cyber Defense are about protecting local communities around the country that rely on these types of financial institutions.

YMC² Technologies, Inc. is a Wyoming veteran and minority owned corporation that specializes in providing Cyber Security and Active Cyber Defense, IT Provisioning, and Network Management functions to companies within the Banking, Financial, and Insurance Industries, Small to Medium-sized Enterprise Businesses, (SMEs), as well as local residential home user networks from across the country. Within YMC² Technologies, most of the company's Executive Team and Directors that sit on the Board are either retired military and/or former DoD civilian experts and contractors specializing in Cyber Security and Active Cyber Defense, Communications Engineering, IT Project Management, and Network Operations. Most hold high level U.S. Department of Defense (DoD) security clearances and have years of experience in designing, engineering, building, securing, maintaining, troubleshooting, and defending networks and datacenters containing highly sensitive information in high threat security environments. Our goal at YMC² Technologies is to hire a diverse workforce, which includes military veterans and disabled citizens, to help us enhance Cyber Security & Active Cyber Defense for our customers through leveraging partnerships with the DoD, NSA, U.S. CYBERCOM, DHS CISA, FBI Counter

Intelligence (CI), and various universities and colleges around the country. We believe that we can assemble the finest team in the industry and that YMC² Technologies will become the leader in the Cyber Security and IT Service Provider industries.

Cyber Security is far more important than just securing Information Technology (IT). Cyber Security includes Active Cyber Defense and is about the 24/7 continuous monitoring, protecting, preserving and ensuring a company's Continuity of Operations (COOP) for Critical Business Functions which rely on IT. In any industry, Business Operations and Critical Business Functions demand the explicit attention of company Presidents, CEOs, and COOs, and should never be outsourced just because IT has been. CEOs have a fiduciary responsibility which cannot be delegated, assuring shareholders, depositors, organizational members, policy holders, and creditors that the company's Business Operations are protected and remain stable. Cyber Security and Active Cyber Defense should always be treated as Critical Business Functions; because, undesirable events within these areas can adversely impact Business Operations and negatively affect a company's bottom line.

Cyber activity has increasingly become more sophisticated and harder to detect. Companies have spent billions of dollars in securing and defending their network perimeter but unfortunately, have left the inside of their networks with a soft underbelly that can be ripped to shreds once a cyber threat actor has gained access. Because of this, company employees are now the targets of cyber activity as cyber threat actors need to socially engineer them in order to trick them into deploying malware on the inside of their own company's network. Lack of employee training and diminished IT budgets have led to little or no cyber analytics to detect nefarious cyber activity inside the network perimeter, leaving companies prone to insider threats with company employees the most vulnerable to cyber-attack.

Too often, once nefarious cyber activity is realized, it is too late to minimize damage and prevent losses to company resources and revenue. Frequently, but not always, major cyber-attacks have completely disrupted entire industries for weeks and some attacks have even incapacitated company networks or destroyed critical business information, crippling a company's ability to recover. Thirty-two percent of SME business victims that paid a ransomware demand in 2021 still lost 35% of their data, only recovering 65% of their total data on average. Unfortunately, some of these companies never recovered from their loss and are no longer in business.

YMC² Technologies takes a different approach to get after these problem sets. We will combine all aspects of Cyber Security and Active Cyber Defense, IT provisioning, and Network Operations (NetOps) within a single company. We will execute the entire IT Engineering & Installation (E&I), Operations & Maintenance (O&M), Automation and Application Development (DevSecOps), and Cyber Security and Active Cyber Defense of all IT systems, applications, and automation functions for our customers. We will also develop all IT processes & procedures to design, procure, install, implement, secure, administer and maintain all IT hardware & software in a standardized enterprise-wide approach to achieve business efficiencies and reduce the overall IT costs for our customers.

At YMC² Technologies, we will implement the most robust, comprehensive Defensive Cyber Program for our customers to secure and defend client networks from the inside out. Our company will capitalize on our military training, experience and expertise to deploy sophisticated, in-depth Defensive Cyber Tools and advanced Cyber Security Mechanisms that have never been made available to the civilian

sector until now. Together, these Defensive Cyber Tools and Cyber Security Mechanisms, coupled with our military know how, training, expertise and vigilance, will limit a cyber threat actors' ability to penetrate, pivot, maneuver within a network, gain access to network resources, deploy malware, or access any information, day or night. This program also includes regular cyber assessments of our clients' business culture and operating environment, taking into account customer employee behavior, and lifelong Cyber Security Training for company executives and employees, both IT and non-IT. This program is tailored to enhance the overall Cyber Security Posture within company businesses; and, it will also enhance the Cyber Security posture of residential employee-owned private networks, further reducing the cyber threat footprint created by employees using their personal computers and home networks to conduct company business while teleworking from home.

CORPORATE STRUCTURE



BOD
President & CEO
Executive VP
Executive VP
CIO
CFO
CTO
CMO
VP NetOps
VP Programs
VP Resource Mngt
VP Sales & Marketing
AVP Enterprise Systems
AVP Data Center Mngt
AVP Cyber Defense
AVP PMO
AVP Engineering
AVP Cyber
AVP Human Resources
AVP Budget
AVP Logistics
AVP Sales
AVP Marketing
AVP eCommerce
Network
IT Services
Customer Service Admin
Touch Labor
NMS
Data Center Mngt
Asset Mngt Touch Labor
Data Center Facility Mngt
Perimeter IPS / Sensors
IDAM
Analytics
Project Management
Inside Plant
Outside Plant
Engineering
Architecture
DevSecOps
Modeling & Simulation
Science & Technology
Inspections
Accreditations & Compliance
Training
Partnerships
Human Resources
Personnel Development
Safety
Budget
Payroll
Accounting
Contracting
Supply & Warehouse
Inventory Property Book
Facilities Management
Physical Security
Sales
Customer Resource Management
Product Development
Business Development
Advertising
Public Relations
Digital DevOps
Analysis
Architecture

YMC² Technologies Corporate Structure consists of a President which also serves as the Chief Executive Officer (CEO), and two (2) Executive Vice Presidents which also hold signature authority over company resources in the absence of the CEO. The two Executive Vice Presidents serve directly under the President and CEO and are the principal advisors to the CEO concerning all company matters. Along with the principal advisors, a CFO, CMO, CIO, and CTO also advise the CEO and support the senior executive management team.

In addition to the two Executive Vice Presidents, the Corporate Structure also consists of four (4) Vice Presidents, one for each of the four (4) core business operational areas within the company: Network Operations (NetOps), Programs, Resource Management, and Sales and Marketing. Within each of the four (4) core business operational areas, three Associate Vice Presidents exist and preside over the critical business functions within each operational area.

OBJECTIVES & FOCUS AREAS

YMC² TECHNOLOGIES, INC. OBJECTIVES:

1. Automate the business functions of companies;
2. Integrate business functions across platforms and applications;
3. Streamline IT processes, regulatory compliance and reporting;
4. Simplify employee and member secure access to information;
5. Incorporate Cyber Security within all aspects of customer business operations; and
6. Enhance customer Cyber Security awareness, training and business climate.

YMC² TECHNOLOGIES, INC. CORE FOCUS AREAS:

- ✓ Automate business functions by Centralizing IT Service Provisioning, Network Operations & Cyber Defense in an enterprise-wide approach to reduce O&M costs & enhance business efficiencies;
- ✓ Secure data processing, collection and storage of all Business Operations and financial transactional information;
- ✓ Confidentiality, Integrity, and Availability of all data whether at rest or traversing multiple, but independent data centers worldwide;
- ✓ Design, develop, and implement secure Front Office applications;
- ✓ Design, develop, and implement secure restricted Back Office applications for proprietary Business Operations;
- ✓ Integrate all aspects of Cyber Security within IT hardware, software, and business functions and activities;
- ✓ Establish a cyber awareness training and support program to enhance executive management teams and company employees;
- ✓ Capture, Categorize and Segment data information, records and transactions for regulatory compliance purposes & reporting;
- ✓ Lead, develop & integrate cutting edge Cyber Security technologies & IT innovations in conjunction with DoD, DHS & other U.S. Intragovernmental Agencies & Partners; and
- ✓ Design, develop, and implement the Business Continuity of Operations (COOP) program including Data Replication, Disaster Recovery, and alternate Hot and Warm site locations to conduct Business Operations in the event of catastrophic outages or natural disaster.

WY COOPERATIVE IT FACILITY

The Cooperative Information Technology Facility (CITF) is a Wyoming secure IT datacenter that integrates other IT firms and affiliates around the world to create a centralized automated IT clearing house for financial transactions and secure data storage, along with computer Infrastructure as a Service (IaaS), Platform as a Service (PaaS), and Software as a Service (SaaS) capabilities. YMC² Technologies has developed plans to the build the CITF within the first two years of being fully operational. The CITF will enable:

- ✓ Portfolio and asset-liability management;
- ✓ Customer resource management (CRM);
- ✓ Business transaction & records management for regulatory compliance;
- ✓ Secure data storage, access & processing;

- ✓ Real-time non-repudiation of accounting & financial data utilizing secure Blockchain technology; and
- ✓ State of the art Cyber Defense & Network Operations (NetOps) center with advanced sensors, cutting edge automated cybersecurity controls and mechanisms, and in-depth network and IT service management systems.

The CITF will centralize and integrate all IT functions and house YMC² Technologies Business Operations, IT operations, Cyber Defense and administrative personnel that manage and deliver IT services for our customers, affiliated companies, and their associates.

YMC² Technologies has already developed partnerships with the WY Regional Center & Investment Group, Inc., to capitalize its data center projects via a WY Regional Center (RC). An RC is licensed by the U.S. Citizenship and Immigration Service (USCIS) under the EB5 Immigration Program, to bolster the economic growth and activity for a certain area of the country through a corresponding Targeted Investment Project (TIP). This enables the company to gain access to EB5 Mezzanine capital at near zero cost for five years to build the CITF in Wyoming which has already been selected as the first TIP of the WY RC. This provides a source of capital to fund the build out of the CITF; and, it is a mechanism to spur economic growth and activity because of high tech job creation and increased economic activities in the real estate, housing, food, retail, and service industries which indirectly benefit, having a significant impact on the local economy. With partnerships like the WY Regional Center & Investment Group, Inc., YMC² Technologies has developed plans to build its first data center within the next two years (2023-2024), and three other data center facilities over the next eight years.

MARKETING

The banking, insurance and financial industries are the primary target markets of YMC² Technologies. The company's Seed, Mezzanine, and Permanent sources of capital will be used to build the necessary infrastructure to support our marketing operations. We will use a combination of direct marketing, business-to-business (B2B) marketing, eCommerce, social media, in-person seminars and online webinars, referrals, and we will create centers of influence for affinity marketing. We will employ both traditional and revolutionary online advertising methods to reach our customers. We will also train Business Development Officers to present our services to our target markets and Business Intelligence Officers to evaluate our markets and determine where we can penetrate new markets and expand.

COOPERATIVE BANKING, CREDIT UNION, AND INSURANCE FACILITIES

The true economic drivers behind capitalism are truly realized through cooperation, not competition. Companies working together generate far more wealth for more people than a single company that tries to reside on the top. YMC² Technologies will partner with cooperative organizations within different financial industries. This will provide a substantial segment of our total market. Each industry's business customers are incentivized to benefit from our services and participate as new customers through our revolutionary, centralized, collective approach to satisfy their Cyber Security needs and turbocharge their IT capabilities to the next level.

SALES

Ransomware alone is costing U.S. companies billions of dollars annually, severely impacting the livelihoods of people throughout the country and their communities. Malware accounts for far more than just ransomware. Malware includes computer viruses, Trojan horses, worms, spyware, data destruction executables, etc. The true amount that malware is really costing U.S. businesses, their communities, and people around the country, is even more staggering when finally realized.

YMC² Technologies is uniquely positioned to lead the industry in the reduction of malware costs while providing superior Cyber Security Services and Active Cyber Defense for our customers. To reach our customers within these markets, we believe that the direct and indirect cost of sales will amount to roughly 10% of our total revenue. To help us reach our customer goals, we will establish and build out our sales, customer resource management, product development, and product management teams in order to bring in sales revenue, reach new customers, and retain existing ones.

YMC² Technologies is determined to become the world leader within the commercial Cyber Security/ Active Cyber Defense and IT Service Provider industries

RISK FACTORS

An investment in our Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be

a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose

their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is currently no trading market for our securities. An active market in which investors can resell their Shares may not develop.
There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state

regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the bestinterests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management;upon whose judgment and discretion the investors must depend.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, two individuals beneficially own 100% of outstanding voting Shares of the Company. These security holders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These security holders may have Shares that are different from yours. For example, these individuals may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these security holders could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $1.00 per Share by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per Share in this Offering is $1.00. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $5,000,000 through the sale of up to 5,000,000 shares of Series A Preferred Shares, based on a valuation of $1.00 per Share. This funding will allow for hiring a diverse workforce, which includes military veterans and disabled citizens, to help us enhance Cyber Security & Active Cyber Defense and implementation of the most robust, comprehensive Defensive Cyber Program for our customers to secure and defend client networks from the inside out.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

The following table shows who owns over 20% the Company's
equity securities as of October 3, 2023.

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Andrew T. Llanos	Class A Common Stock	24,000,000	50%	50%
E. J. Stephenson	Class A Common Stock	24,000,000	50%	50%

Classes of Securities of the Company

YMC² Technologies, Inc. ("YMC²," the "Company," "we," "us," or "our"), is offering an amount of $100,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of 5,000,000 Series A Preferred Shares at $1.00 per Share, par value $0.00001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). The Offering will be terminated no later than October 2, 2024 (the "Offering Deadline"). The Company has 80,000,000 authorized Shares of Common Stock and 20,0000 authorized Shares of Preferred Stock. As of the date of this Offering, 48,000,000 Shares of Common Stock and 0 Shares of Preferred Stock were issued and outstanding in the Company. 100% of Class A Common Shares have been issued prior to the Offering to Andrew T. Llanos, President and CEO, and E.J. Stephenson, CFO and Corporate Treasurer.

The Company is offering 5,000,000 Shares at $1.00 per Share, par value $0.00001 per share (the

"Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 5,000,000 Preferred Shares issued in the Company with the Shares sold through this Offering equaling 5% ownership of issued Shares in the Company post offering. The Shares sold are Series A Preferred Shares that have no voting rights within the Company.

Class A Common Stock. Class A Common Stock shares are not being offered at present. Class A Common Shareholders have voting rights. The Principal Class A Shareholders shall maintain voting control of the Company and will be able to control the Company post offering. As of the date of this Offering, 48,000,000 Shares of Class A Common Stock were issued and outstanding in the Company.

Class B Common Stock. Class B Common Stock shares are not being offered at present. Class B Common Shareholders do not have voting rights.

Series A Preferred Shares. Series A Preferred Shares are being offered through this Offering. Series A Preferred Shareholders do not have voting rights. Series A Preferred Shareholders are entitled to a fixed rate of return.

Series B and C Preferred Shares. Series B and C Preferred Shares are not being offered through this Offering. Series B and C Preferred Shareholders do not have voting rights.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The Offering of Securities was determined arbitrarily.

Outstanding Capital Stock:

As of the date of this Form C, the Company's outstanding capital shares consists of:

Type	Class A Common Stock
Amount Outstanding	48,000,000
Par Value Per Share	$0.00001
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Share issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holder of such security (assuming conversion prior to the Offering if convertible securities)	100%

What are the risks to purchasers associated with corporate actions (including additional issuance, related party transactions, conflicts of interest)?

Other Material Terms

The Company DOES have the right and obligation to repurchase the Securities. See the Security Subscription Agreement for details.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Series A Preferred Shares to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The Company does not have any outstanding debt.

PREVIOUS OFFERINGS OF SECURITIES

Does the issuer have an operating history? ☐ Yes ☒ No

MANAGEMENT DISCUSSION AND ANALYSIS

MILESTONES

Short-term Milestones. With the Company's Seed, Mezzanine, and Permanent sources of Capital, YMC² Technologies expects to meet or exceed its 12 to 18-month short-term goals and its 2 to 5-year strategic long-term business goals. The company is focused in the short term on capitalization, startup, property acquisition, and the development of an initial secure networking capability to provide state of the art Cyber Security and Active Cyber Defense, IT services, and Network Operations for our customers.

Long-term Milestones. The Company's strategic long-term business goals include the design, development, engineering, architecture, and installation of a Wyoming based Cooperative IT Facility (datacenter) within the first two years of being operational. This will support continued expansion in the local area and eventually into the rest of the United States. After the first datacenter, the company plans to build at least three or more datacenters, another in Wyoming and two other datacenters located elsewhere in the U.S., through a Joint Venture Agreement with the WY Regional Center and Investments Group, Inc., as we continue to expand nationally for the next 10 years.

CAPITALIZATION

Seed Capital. Pursuant to filing a Securities and Exchange Commission Regulation CF stock offering (SEC REG CF), YMC² Technologies, Inc. will raise up to $5 Million in Seed Capital through a crowdfunding offering at $1 per stock share. This Seed Capital will provide the necessary funding for legal, organizational, accounting, and other start-up costs, initial engineering and development expenses, and future capital acquisition expenditures of approximately $200K for a planned subsequent SEC REG A+ filing to support an additional corporate stock offering. An SEC REG A+ filing can raise up to $75 Million a year per filing. Seed capital will also be funded out of an initial $1-3 Million Small Business Administration (SBA) guaranteed loan program for Veterans and Minorities to cover other organizational and administrative startup costs. Some of these costs include the planning, acquisition, and installation of the first of the company's planned data centers, qualifying for up to $3 Million in Wyoming Grants, which the company has already applied for.

WY Regional Center. Another $150K in administrative costs is required to complete the filing process for a Wyoming based Regional Center (RC), a YMC² Technologies affiliate company licensed by the USCIS. Under the USCIS EB5 Immigration Program, an RC fundamentally operates as a clearing house and an internationally recognized Investment Banking Facility. International EB5 applicant investors wishing to immigrate to the U.S. generate a sustainable source of capital through the EB5 applicant filing process. This process costs an investor $900K to $1.2M per EB5 applicant, which is essentially an EB5 Capital contribution held at-risk during the immigration vetting process. The U.S. Government (USG) then allows EB5 Capital to be used by private companies, incentivizing them to spur economic growth and development around the country through an approved Targeted Investment Project (TIP). A TIP is basically a USG approved RC project that stimulates economic growth and activity by direct, indirect, and induced job creation realized by small businesses across other industries which benefit from the associated economic activities that surround supporting new and existing companies, their employees, and their families within the local targeted community area. The WY RC will be owned and operated by the WY Regional Center and Investment Group, Inc. and executed through a Joint Venture Agreement

(JVA) with YMC² Technologies, Inc. Through this JVA, the first datacenter of YMC² Technologies will be selected by WY RC as its initial TIP, the first of many projects that are in the pipeline to drive economic development, growth and prosperity across the entire State of Wyoming and the surrounding region.

Mezzanine Capital.   The WY RC and its associated Targeted Investment Projects will become a significant source of sustainable EB5 Mezzanine Capital for YMC² Technologies, and an additional viable source of revenue for the State of Wyoming. With a targeted yearly total of 50 or more EB5 applicants, YMC² Technologies will have a substantial sustainable source of Mezzanine Capital with associated costs at very favorable terms.   EB5 Mezzanine Capital has a special incentivized debt service arrangement that is well below market rates, has an accompanying 5-year deferred principal and interest repayment plan, which will not dilute the company's equity structure, or impair any Preferred Stock Shareholder's senior claim on company assets and dividends.

The JVA between the WY RC and Investment Group and YMC² Technologies is expected to raise over $100,000,000 in Mezzanine EB5 Capital within the first three years alone, serving to assist the establishment of a permanent source of capital to support YMC² Technologies' business operations for many years to come.   Eventually, EB5 Mezzanine Capital will lead to several billions of dollars in permanent company financing over the years, realized through the primary and secondary global capital markets.

Permanent Capital. One form of permanent capital for YMC² Technologies, Inc. will be raised through the sale of bonds in two types: a 6% Annual non-Compounding Debt Service 7-Year bond, and a 7.5% Zero Coupon 10-Year Bond. These bonds will be registered with the SEC, provide attractive competitive yields, and will be issued and sold yearly in the capital markets for 10 years, beginning as soon as the appropriate capital reserves have been established within the company. At all times, regulatory compliance with the SEC will be maintained and reported.

Other Sources of Company Capital. Currently, YMC² Technologies has entered into a Joint Venture Agreement (JVA) with another Wyoming affiliate company, the Bozrah Projects LLC. This JVA will help increase corporate portfolio assets through the acquisition and sale of real estate. Profits from the sale of real estate held within the company's investment portfolio, infuses a direct source of additional capital, which can then be used to retire debt associated with loans made without any debt service, acquired and executed through this JVA. This provides another tremendous opportunity to help YMC² Technologies grow and expand as the corporate investment portfolio and its associated assets, will also be used to secure several bank lines of credit to increase the company's overall liquidity. This JVA will enable the Company's portfolio assets to include the first of several investment properties, having a current estimated fair market value of $3,000,000 after improvements, with an offsetting liability of up to $500,000.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	2.5%	$2,500	2.5%	$125,000
Marketing	10%	$10,000	10%	$500,000
Network Engineering	10%	$10,000	10%	$500,000
Equipment	20%	$20,000	20%	$1,000,000
Maintenance Support Agreements	.4%	$400	.4%	$20,000
Annual Office Lease	1%	$1,000	1%	$50,000
Tenant Improvements	.4%	$400	.4%	$20,000
Utilities & Other Deposits	.2%	$200	.2%	$10,000
Software License Costs	2%	$2,000	2%	$100,000
Legal, Accounting & Organizational Costs	1%	$1,000	1%	$50,000
Initial Salaries	19.4%	$19,400	19.4%	$970,000
Insurance	.4%	$400	.4%	$20,000
Consulting Fees	1%	$1,000	1%	$50,000
Capital Reserves	10%	$10,000	10%	$500,000
Operating Reserves	10.2%	$10,200	10.2%	$510,000
Debt Service Reserves	11.5%	$11,500	11.5%	$575,000
Total	100%	$100,000	100%	$5,000,000

Mundial Financial Group shall take a zero percent (0%) equity stake in the Company and two and one half percent (2.5%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

YMC² Technologies, Inc.
BALANCE SHEET
As of October 2, 2023

ASSETS

Current Assets:

Cash and cash equivalents	$ -
Deferred offering costs	480
Total Current Assets	16,000
TOTAL ASSETS	$ 16,480

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:

Accounts payable and accrued expenses	$ -
Due to a related party	19,760
Total Current Liabilities	19,760

Stockholders' Deficit:

Series A preferred stock, $0.00001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022; liquidation preference of $0 as of December 31, 2022	-
Preferred stock, $0.00001 par value, 15,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022; liquidation preference of $0 as of December 31, 2022	-
Class A common stock, $0.00001 par value, 60,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022	-
Class B common stock, $0.00001 par value, 20,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022	-
Accumulated deficit	(3,760)
Total Stockholders' Deficit	(3,760)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 16,480

YMC² Technologies, Inc.
A Wyoming Corporation

As of December 31, 2022 and for the period from November 1, 2022 (Inception) to December 31, 2022

YMC² TECHNOLOGIES, INC.
TABLE OF CONTENTS

	Page



To the Board of Directors of
YMC² Technologies, Inc.
Cheyenne, Wyoming

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of YMC² Technologies, Inc. (the "Company") which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in stockholder's deficit, and cash flows for the period from November 1, 2022 (inception) to December 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated revenues nor profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue

as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
September 8, 2023

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

YMC² Technologies, Inc.
BALANCE SHEET
As of December 31, 2022

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Deferred offering costs		16,000
Total Current Assets		16,000
TOTAL ASSETS	$	16,000

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:

Accounts payable and accrued expenses	$	-
Due to a related party		19,760
Total Current Liabilities		19,760

Stockholders' Deficit:

Series A preferred stock, $0.00001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022; liquidation preference of $0 as of December 31, 2022	-
Preferred stock, $0.00001 par value, 15,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022; liquidation preference of $0 as of December 31, 2022	-
Class A common stock, $0.00001 par value, 60,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022	-
Class B common stock, $0.00001 par value, 20,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022	-
Accumulated deficit	(3,760)
Total Stockholders' Deficit	(3,760)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 16,000

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YMC² Technologies, Inc.
STATEMENT OF OPERATIONS
For the period from November 1, 2022 (Inception) to December 31, 2022

Revenues	$	-
Cost of revenues		-
Gross profit		-
Operating expenses:		
General & administrative		3,760
Total operating expenses		3,760
Loss from operations		(3,760)
Net loss	$	(3,760)

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-4-

YMC² Technologies, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
For the period from November 1, 2022 (Inception) to December 31, 2022

	Series A Preferred Stock		Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balances at November 1, 2022 (inception)	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	(3,760)	(3,760)
Balances at December 31, 2022	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ (3,760)	$ (3,760)

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YMC² Technologies, Inc.
STATEMENT OF CASH FLOWS
For the period from November 1, 2022 (Inception) to December 31, 2022

Cash Flows from Operating Activities

Net Loss	$	(3,760)
Adjustment to reconcile net loss to net cash provided by operating activites		-
Expenses paid by related party on the Company's behalf		19,760
Net Cash Provided by Operating Activities		16,000

Cash Flows from Financing Activities

Offering costs		(16,000)
Net Cash Provided by Financing Activities		(16,000)

Net Change In Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest expense	$	-
Cash paid for income tax	$	-

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YMC² Technologies, Inc.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and for the period from November 1, 2022 (Inception) to December 31, 2022

NOTE 1: NATURE OF OPERATIONS

YMC² Technologies, Inc. (the "Company") was incorporated on November 1, 2022 under the laws of the State of Wyoming. The Company will offer cyber security, active cyber defense, IT, engineering and provisioning, NetOps and DevSecOps to the banking, insurance, and financial industries, as well as the residential home user market.

As of December 31, 2022, the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates
The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2022, the Company has deferred $16,000 of offering costs.

Fair Value Measurements
Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants

on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The values presented in the balance sheet approximate fair value.

Revenue Recognition
ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized through December 31, 2022.

Organizational Costs
In accordance with FASB ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fees, and costs of organization, are expensed as incurred.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that

has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company expects to be taxed at approximately 21%. The Company estimates it has no net operating loss carryforwards, deferred tax assets, or deferred tax liabilities, no tax liabilities, and no provision for income taxes as of December 31, 2022.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2022 tax year remains open to examination.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits through December 31, 2022. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' DEFICIT

Capital Stock
As of December 31, 2022, the Company's articles of incorporation authorized the Company to issue 100,000,000 shares consisting of three classes of capital stock designated respectively as Class A common stock, Class B common stock and preferred stock. See Note 8 for subsequent changes to the authorized stock and rights and preferences of the Company's various stock classes.

Preferred Stock
As of December 31, 2022, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 20,000,000 shares of preferred stock, of which 5,000,000 shares were designated as Series A preferred stock, and the rest were undesignated preferred stock. The preferred stock has a par value of $0.00001 per share.

As of December 31, 2022, no share of preferred stock was issued and outstanding.

The holders of each class of preferred stock shall have the following rights and preferences:

YMC² Technologies, Inc.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and for the period from November 1, 2022 (Inception) to December 31, 2022

Voting Rights
The Series A preferred stock has no voting rights except as expressly required by law.

Dividend Rate
The holders of shares of Series A preferred stock shall be entitled to receive, when and if declared by the Board of Directors, out of assets of the Company legally available therefore, a dividend equal to $0.06 per annum and participate pari passu with any dividends paid on any of the common stock.

Liquidation Rights
In the event of any dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, or upon a change in control, the holders of Series A preferred stock shall be entitled to receive out of the assets of the Company, before any payment or distribution shall be made in respect of any junior securities, cash in an amount equal to $1.00 for each one share of Series A preferred stock (as adjusted for stock splits, combinations, reorganizations and the like) plus an amount equal to all accrued but unpaid dividends thereon to the date of such payment. If upon liquidation, the assets to be distributed among the holders of the Series A preferred stock are insufficient to permit the payment to such holders of the full liquidation preference for their shares, then the entire asset of the Company legally available for distribution shall be distributed pro rata among the holders of the series A preferred stock.

Redemption
At the option of the Company as and when authorized by the Board of Directors, any or all of the issued and outstanding Series A preferred stock may be called for redemption by the Company at the price of $1.00 each, subject to upward adjustment by $0.05 on each anniversary of issuance.

Common Stock
As of December 31, 2022, the Company's certificate of incorporation authorized the Company to issue 80,000,000 shares of common stock consisting of 60,000,000 Class A common shares and 20,000,000 Class B common shares. The common stock has a par value of $0.00001 per share. At the discretion of the Board of Directors, the Class B common stock\ may be converted into Class A common stocks and in the event that the Company commences an initial public offering of its Class A voting common stocks, the Class B common stocks shall have the option to convert into Class A common stocks in accordance with such procedures as established by the Board of Directors.

As of December 31, 2022, no shares of Class A and Class B common stock were issued and outstanding. See Note 8 for subsequent stock issuances.

The holders of each class of common stock shall have the following rights and preferences:

Voting Rights
Each holder of Class A common stock shall have the right to one vote per share. The holders of Class B common stock shall have no voting rights.

Dividend Rate
The holders of Class A common stock shall be entitled to receive dividends when, as and if declared by the Board of Directors, out of assets legally available therefor. The Class B common stock shall not be entitled to any dividends.

Liquidation Rights
In the event of liquidation, dissolution or winding up of the affairs of the Company's assets, the common stock and any shares of preferred stock which are not entitled to any preference in liquidation shall share equally and ratably in the Company's assets available for distribution after giving effect to any liquidation preference of any shares of preferred stock.

No Conversion, Redemption, or Preemptive Rights
The holders of common stock shall not have any conversion, redemption, or preemptive rights. But at the discretion of the Board of Directors, the Class B common shares may be converted into Class A common shares and in the event that the Company commences an initial public offering of its Class A voting common shares, the Class B common shares shall have the option to convert into Class A common shares in accordance with such procedures as established by the Board of Directors.

NOTE 5: RELATED PARTY TRANSACTIONS

From the period from November 1, 2022 (inception) to December 31, 2022, the founder incurred costs totaling $19,760 on behalf of the Company, all of which are outstanding as of December 31, 2022 and included as due to related party on the balance sheet. The advances are unsecured, non-interest bearing and due on demand.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Issuance of Common Stock
The Company issued 48,000,000 shares of Class A common stock to its two founders at par value, though these issuances were not yet formalized as of the issuance date of these financial statements.

Amendment to Articles of Incorporation
The Company amended its articles of incorporation in 2023 changing its authorized stock to 20,000,000 shares of preferred stock, of which 5,000,000 shares were designated as Series A preferred stock, 10,000,000 shares were designated as Series B preferred stock and 5,000,000 shares were designated as Series C preferred stock. Each preferred stock has a par value of $0.00001 per share.

The preferred stock do not have voting rights and were granted the following rights and privileges, amongst others:

Dividends
Preferred stock are entitled to a 6% annual dividend and the right to participate with common stock in any dividends

Liquidation Preference
Preferred stock have liquidation preferences at liquidation or a change in control of the original issuance price plus accrued dividends.

Redemption
After three years following the date of issuance, and at the option of the Company as and when authorized by the Company's Board of Directors, any or all of the issued and outstanding preferred stock may be called for redemption by the Company at the price set forth by resolution by the Board of Directors authorizing the purchase of the preferred shares, subject to upward adjustment by an additional 5% for each year after the sale of said referred shares to the stockholders, calculated on each anniversary date of issuance, not to exceed five years following the date of issuance (25% additional value corporate buy-back guarantee after five years). After five years, the Company will exercise the option to purchase all issued and outstanding preferred stock at the beginning of the sixth year. If the value of the preferred stock is greater than 115% in the third year, 120% in the fourth year, or 125% in the fifth year, the Company will purchase the preferred stock at the greater market value as authorized by the Board of Directors.

Management's Evaluation
Management has evaluated subsequent events through September 8, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements other than disclosed above.



September 8, 2023

Eyd Stephenson, CFO
YMC² Technologies, Inc.
7052 Commerce Circle, Suite 220
Cheyenne, WY 82007

Dear Eyd Stephenson:

We have performed an audit of the financial statements of YMC² Technologies, Inc. (the "Company") as of December 31, 2022 and for the period from November 1, 2022 (inception) to December 31, 2022, in accordance with auditing standards generally accepted in the United States of America ("generally accepted auditing standards") and have issued our report thereon dated September 8, 2023.

We have prepared the following comments to assist you in fulfilling your obligation to oversee the financial reporting and disclosure process for which management of the Company is responsible.

OUR RESPONSIBILITY UNDER GENERALLY ACCEPTED AUDITING STANDARDS

Our responsibility under generally accepted auditing standards has been described in our engagement letter dated May 12, 2023. As described in that letter, the objective of a financial statement audit conducted in accordance with generally accepted auditing standards is to express an opinion on the fairness of the presentation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), in all material respects. Our responsibilities under generally accepted auditing standards include forming and expressing an opinion about whether the financial statements that have been prepared by management with the oversight of the Members of the Company are presented fairly, in all material respects, in conformity with generally accepted accounting principles. The audit of the financial statements does not relieve management or the Members of the Company of their responsibilities.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether caused by fraud or error. In making those risk assessments, we considered internal control over financial reporting relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that were appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting. Our consideration of internal control over financial reporting was not designed to identify all deficiencies in internal control over financial reporting that might be significant deficiencies or material weaknesses.

QUALITIVATIVE ASPECTS OF ACCOUNTING PRACTICES

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's current judgments. Those judgments are ordinarily based on knowledge and experience about past and current events and on assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements were accruals. During the period ended December 31, 2022, we were not aware of any significant changes in accounting estimates or in management's judgments relating to such estimates.

Certain financial statement disclosures are particularly sensitive because of their significance to the users of the Company's financial statements. The most sensitive disclosures affecting the financial statements are Notes 3, 4, and 5 concerning the Company's going concern analysis, related party loan payable, and capital structure/capitalization, respectively.

The disclosure of the Company's going concern analysis in Note 3 requires significant judgment in determining the most appropriate factors considered in the going concern analysis and in reaching the conclusion of substantial doubt to the Company's going concern existing.

The disclosure of the Company's capital structure, capitalization, and financing in Note 4 to the financial statements require significant judgment in analyzing the underlying governing documents and agreement terms and determining from such which elements should be disclosed, to what level of detail, and ensuring the wording is conveyed in a manner that is clear and concise to users of the financial statements.

The disclosure of the Company's related party transactions in Note 5 to the financial statements requires significant judgment in determining which transactions require disclosure as related party transactions and in selection of wording to ensure clear and concise conveyance of the key information on the Company's related party transactions.

The financial statement disclosures are neutral, consistent, and clear.

SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies are set forth in Note 2 to the Company's financial statements.

SIGNIFICANT UNUSUAL TRANSACTIONS

We did not note any significant unusual transactions that are material to the Company's financial statements.

UNCORRECTED MISSTATEMENTS

There were no uncorrected misstatements or disclosure items passed identified during our audit as of December 31, 2022.

MATERIAL CORRECTED MISSTATEMENTS

There were no material corrected misstatements identified during our audit as of December 31, 2022.

DISAGREEMENTS WITH MANAGEMENT

We have not had any disagreements with management related to matters that are material to the Company's financial statements as of December 31, 2022.

OUR VIEWS ABOUT SIGNIFICANT MATTERS THAT WERE THE SUBJECT OF CONSULTATION WITH OTHER ACCOUNTANTS

We are not aware of any consultations that management may have had with other accountants about auditing and accounting matters as of December 31, 2022.

SIGNIFICANT FINDINGS OR ISSUES DISCUSSED, OR SUBJECT OF CORRESPONDENCE, WITH MANAGEMENT PRIOR TO OUR INITIAL ENGAGEMENT OR RETENTION

Throughout the period under audit, routine discussions were held, or were the subject of correspondence, with management regarding the application of accounting principles or auditing standards in connection with transactions that have occurred, transactions that are contemplated, or reassessment of current circumstances. In our judgment, such discussions or correspondence were not held in connection with our retention as auditors.

OTHER SIGNIFICANT FINDINGS OR ISSUES ARISING FROM THE AUDIT DISCUSSED, OR SUBJECT OF CORRESPONDENCE, WITH MANAGEMENT

Throughout the year, routine discussions were held, or were the subject of correspondence, with management. In our judgment, such discussions or correspondence did not involve significant findings or issues requiring communication to the Members.

SIGNIFICANT DIFFICULTIES ENCOUNTERED IN PERFORMING THE AUDIT

In our judgment, we received the full cooperation of the Company's management and had unrestricted access to the Company's management in the performance of our audit.

MANAGEMENT'S REPRESENTATIONS

We have made specific inquiries of the Company's management about the representations embodied in the financial statements. Additionally, we have requested that management provide us the written representations the Company is required to provide to its independent auditors under generally accepted auditing standards. We have attached to this letter, as Appendix A, a copy of the representation letter we obtained from management.

EMPHASIS OF MATTER REGARDING GOING CONCERN IN OPINION

Management identified conditions that cast substantial doubt on the Company's ability to continue as a going concern. We agreed with management that these conditions constitute a material uncertainty and create substantial doubt to the Company's ability to continue as a going concern for a reasonable period of time. We concluded that management's disclosures in the financial statements concerning this matter were adequate. We included an Emphasis of Matter Regarding Going Concern in our opinion dated September 8, 2023 related to this matter.

CONTROL RELATED MATTERS

We have included in Appendix B, certain matters involving the Company's internal control over financial reporting. The definitions of a deficiency, a material weakness, and a significant deficiency are also set forth in Appendix B.

* * * * * *

This report is intended solely for the information and use of management, the Board of Directors, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Artesian CPA, LLC

Artesian CPA, LLC
September 8, 2023

Appendix A
Management Representation Letter

Appendix B
Control Related Matters

DEFINITIONS

The definitions of a deficiency, a material weakness, and a significant deficiency are as follows:
A *deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in operation exists when (a) a properly designed control does not operate as designed, or (b) the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented or detected and corrected on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

We did not note any deficiencies in our audit as of December 31, 2022. However, our review of the Company's internal controls was particularly limited due to the activity and balances only including formation activity since the Company has not yet commenced substantial business operations. Upon commencing business operations, significant enhancements to the Company's policies, procedures, and internal controls will be necessary.

* * * * * *

FINANCIAL PROJECTIONS

FY23-24

Total	Devices	112,000					
Revenue	Totals	Monthly	$	568,273	Yearly	$	6,507,498

FY 24-25

Total	Devices	333,500					
Revenue	Totals	Monthly	$	1,271,285	Yearly	$	14,943,648

FY 25-26

Total	Devices	776,500					
Revenue	Totals	Monthly	$	2,677,310	Yearly	$	31,815,948



FY 26-27

Total	Devices	1,662,500				
Revenue	Totals	Monthly	$	5,920,028	Yearly $	70,728,564

FY 27-28

Total	Devices	3,434,500				
Revenue	Totals	Monthly	$	12,405,464	Yearly $	148,553,796

EXHIBIT B: SUBSCRIPTION PROCESS



YMC² Technologies, Inc.
7052 Commerce Circle, Suite 220
Cheyenne, WY 82007



MEMORANDUM FOR RECORD   **Date**

SUBJECT: Stock Subscription Agreement (SSA)

1.   **SUBSCRIPTION.** The undersigned (the "Subscriber") hereby makes application (the "Subscription") to purchase YMC² TECHNOLOGIES, INC. stock shares (the "Shares") in the share type, number of shares, and purchase price indicated herein.

    (a)   This Subscription agreement shall not be effective until accepted in writing by YMC2 TECHNOLOGIES INC., a Wyoming corporation, (the "Company")

    (b)   This Subscription agreement may be rejected by the Company in whole or in part.

2.   **REPRESENTATIONS BY THE SUBSCRIBER.** The Subscriber represents and warrants as follows:

    (a)   The Subscriber is purchasing Shares of the Company and acknowledges that: the Company has limited capital; the Company has no history of operations; the Company has recently started efforts to implement its business plan; and that the primary business in which the Company engages has many risks, any one of which could cause the loss of Subscriber's entire investment;

    (b)   The Subscriber understands (i) that in reliance upon the Subscriber's representations, the Shares have not been registered under the Securities Act of 1933, as amended, ("1933 Act") in reliance upon the "private offering" exemption provided by Section 4(2) of the Act and/or Regulation D, Rule 506 promulgated thereunder, and in reliance upon exemption from registration under state securities laws; (ii) that since the Shares are not so registered, the Subscriber must bear the economic risk of holding the Shares received for an indefinite period of time unless such Shares are subsequently registered under the 1933 Act or an exemption from such registration is available with respect to the Shares; (iii) that neither the Company nor anyone else has undertaken to register the resale of any of the Shares under the 1933 Act; (iv) that Rule 144 issued by the Securities and Exchange Commission under the 1933 Act may not be available for resale of the Shares in "brokers' transactions" under such Rule; (v) that there is limited trading or resale market for the Shares, and it is possible that no market for the Shares will exist in the future; and (vi) that the Shares will bear a legend restricting transfer under applicable securities laws;

    (c)   The Subscriber's commitment in so-called "speculative" investments is reasonable in relation to net worth, income, investment goals and financial situation;

    (d)   The Subscriber has the requisite knowledge to assess the relative merits and risks, or has relied upon the advice of a "Offeree Representative" with regard to tax aspects, risks and other considerations involved in purchasing Shares;

(e)   The Subscriber is a bona fide resident of the State set forth below;

(f)   The Subscriber is considered a resident of the United States for purposes of the federal income tax laws, and is not a non-resident alien, a corporation or entity which does not file United States tax returns;

(g)   The Subscriber, if an individual, is over 18 years of age;

(h)   The Subscriber realizes that the Shares cannot readily be sold as there is a limited public market, that it may not be possible to sell or dispose of the Shares and therefore the Shares must not be purchased unless the Subscriber has liquid assets sufficient to assure that such purchase will cause no undue financial difficulties and, therefore, the Subscriber can provide for current needs and possible personal contingencies;

(i)   The Subscriber understands that the ability to transfer the Shares will be restricted unless the transfer is not in violation of the Securities Act of 1933, as amended, and applicable state securities laws;

(j)   The Shares are being acquired for the Subscriber's own account; the Shares are being acquired by the Subscriber for the purpose of investment and not with a view to, or for sale in connection with, the distribution thereof, or with any present intention of distributing or selling such Shares;

(k)   The Subscriber agrees to indemnify and hold harmless the Company for any damages resulting from breach by Subscriber of any warranty or acknowledgment set forth in this Agreement;

(l)   The Subscriber is an "Accredited Investor" as such term is defined in Regulation D, Rule 501.

3.   **RESTRICTIONS ON SALE OR TRANSFER.** The subscriber(s) realizes that the shares are offered hereby pursuant to exemptions from registration provided by Section 4(2) of the 1933 Act, and/or Regulation D, Rule 506 promulgated thereunder, and applicable state securities laws. Subscriber hereby consents to the placing of a restrictive legend upon the shares, stating the following:

(a)   The securities represented by the certificates have not been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws, that have been sold in reliance upon exemption from registration provided by Section 4(2) of the Act and/or Regulation D, Rule 506 promulgated thereunder and state securities laws, and that the securities may not be sold, transferred, pledged, hypothecated, exercised or otherwise conveyed unless in compliance with the registration provisions of the act and state securities law or unless an exemption from federal and state registration is available.

MEMORANDUM FOR RECORD

SUBJECT: Stock Subscription Agreement

(b)   Further restrictions on stock of the YMC² Technologies Corporation, including the sale, transfer, and redemption of said stock, shall be in accordance with YMC² Technologies' Articles of Incorporation and applicable amendments.

4.   **PURCHASE INFORMATION.** The subscribed shares are granted to the shareholder as compensation for services rendered in connection with the formation and commencement of operations and no further payment is required.

TYPE OF STOCK SHARES	TOTAL NUMBER OF SHARES	PRICE PER SHARE	TOTAL PRICE OF SHARES PURCHASED
Series A Preferred			

5.   **PURCHASER INFORMATION.** The following information will be printed (registration) on YMC² Technologies Corporate Stock Certificates.

   (a)   Name (First, Middle Initial, Last):

   (b)   Legal Address:

   (c)   Phone number:

   (d)   Email address:

6.   **TYPE OF OWNERSHIP.** Select only one box from the following options to declare the type of stock ownership (point and click on the appropriate box):

   ☐   *INDIVIDUAL OWNERSHIP*. (Only one signature is required)

   ☐   *JOINT OWNERSHIP* – TENANTS WITH RIGHT OF SURVIVORSHIP. (All parties must sign)

   ☐   *TENANTS IN COMMON*. (All parties must sign)

   ☐   *COMMUNITY PROPERTY*. (One signature required if are in one name, i.e., managing spouse, two or more signatures required if securities are held under multiple names, i.e., two or more adult children)

MEMORANDUM FOR RECORD

SUBJECT: Stock Subscription Agreement

7. **REDEMPTION RIGHTS.** This stock Subscription Agreement is subject to the following restrictions in accordance with the YMC² Technologies, Inc. Articles of Incorporation:

      (a)   Redemption of Stock. After three (3) years following the date of issuance, and at the option of the Corporation as and when authorized by the Board of Directors, any or all of the issued and outstanding Shares may be called for redemption by the Corporation at the price of One Dollar ($1.00) each, subject to upward adjustment by Five Cents ($.05) on each anniversary of issuance, not to exceed five years following the date of issuance (25% additional value corporate buy-back guarantee after five years).

      (b)   Corporate Redemption After Five (5) Years. After five (5) years, the Corporation will exercise the option to purchase all issued and outstanding Shares at the beginning of the sixth year. If the value of the stock is greater than 115% in the third year, 120% in the fourth year, or 125% in the fifth year, the Corporation will purchase the Shares at the greater market value as authorized by the Board of Directors.

      (c)   Other restrictions apply in accordance with the YMC² Technologies, Inc. Articles of Incorporation.

8. **VOTING RIGHTS**. Only Class A Common Shares grant the shareholder(s) with corporate voting rights, except as expressly prohibited by law. All other Shares, except for Class A Common Shares, **DO NOT** grant the shareholder(s) with any corporate voting rights. All Shareholders, regardless of stock class or preferred series, shall be entitled to notice of a Stockholders' Meeting in accordance with the bylaws of the Corporation.

      (a)   While any portion of the issued Shares remains outstanding and not converted, the Corporation shall not take action to alter, change, or amend any of the preferences, privileges, or rights associated with the stock class or preferred series.

      (b)   Other restrictions apply in accordance with the YMC² Technologies, Inc. Articles of Incorporation.

MEMORANDUM FOR RECORD

SUBJECT: Stock Subscription Agreement

9.   **SUBSCRIBER SIGNATURE.** The Subscriber(s) hereby affirm(s) reading this Subscription Agreement in its entirety and affirm(s) to its contents.

_____   _____
  Investor Date of Birth   Investor Date of Birth

ACCEPTED BY: **YMC² TECHNOLOGIES, INC.**



Andrew T. LLanos
President & CEO
Chairman of the Board of Directors

Claude C. Davis
Executive Vice President
Director and Corporate Secretary

EXHIBIT C: BYLAWS



Board of Directors
YMC² Technologies, Inc.
7052 Commerce Circle, Suite 220
Cheyenne, WY 82007



MEMORANDUM FOR RECORD   **October 26, 2022**

SUBJECT: Corporate Bylaws

1.   **Corporate Bylaws**.   This document establishes the Corporate Bylaws of YMC² Technologies, a Wyoming Corporation.   The term "Company" also refers to the Corporation and is interchangeable with the term "Corporation".

2.   **Effective Date**. These Bylaws are effective immediately as of the date indicated herein.

3.   **Convention**. The Board of Directors (hereby referred to as the "BOD") have convened a Meeting of Directors, on the prescribed date as indicated hereof, in order to establish these Corporate Bylaws in accordance with the Corporate Articles of Incorporation.

Bylaws of

YMC² Technologies, Inc.

A Wyoming Corporation

MEMORANDUM FOR RECORD

SUBJECT: Corporate Bylaws

ARTICLE 1.   OFFICES

      Section 1: <u>**Registered Office Location.**</u> The registered office shall be maintained at such location as the Board of Directors shall determine from time to time.

Section 2: <u>**Other Offices.**</u>

      1. <u>**State Residency.**</u> The Corporation may also have offices at such other places both within and without the State of Wyoming.

      2. <u>**Changes to Office Location.**</u> As the BOD may direct from time to time, the BOD may determine the address of the Corporation as business may require.

ARTICLE 2.   STOCKHOLDERS

Section 1: <u>**Registered Stockholders**</u>. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, and the Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Wyoming.

Section 2: <u>**List of Stockholders**</u>. The officer who has charge of the stock ledger of the Corporation shall prepare and make a complete list of the stockholders entitled to vote for the election of Directors, arranged in alphabetical order, showing the address of and the number of shares registered in the name of each stockholder, and the list shall be produced and kept at the time and place of election during the whole time thereof and be subject to the inspection of any stockholder who may be present.

Section 3: <u>**Meeting Place of Stockholders**</u>. All meetings of stockholders, for any purpose, may be held at such time and place, within or without the State of Wyoming, as shall be stated in the notice of meeting or in a duly executed waiver of notice thereof.

Section 4: <u>**Annual Stockholder Meeting.**</u>

      1. <u>**Date of the Annual Meeting**</u>. The annual meeting of stockholders shall be held on the day and at the time set by the Board of Directors, if not a legal holiday, and if a legal holiday, then on the next regular business day following, at the hour set forth in the notice thereof.

      2. <u>**Conduct of Business**</u>. At such annual meeting, the stockholders shall elect, by a majority vote, a Board of Directors and transact such other business as may properly be brought before the meeting. Notwithstanding the foregoing, in the event that the Directors are elected by written consent of the stockholders in accordance with Article II, Section 11 of these Bylaws and Wyoming law an annual meeting of stockholders shall not be required to be called or held for such year, but the Directors may call and notice an annual meeting for any other purpose or purposes.

     3. Notice of Annual Stockholder Meeting. Written notice of the annual meeting shall be given to each stockholder entitled to vote thereat at least ten (10) days but not more than sixty (60) days before the date of the meeting. The notice must state the purpose or purposes for which the meeting is called and the time when, and the place where, the meeting is to be held.

Section 5: Stockholder Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President and shall be called by the President or Secretary at the request, in writing, of a majority of the Board of Directors, or at the request, in writing, of stockholders entitled to exercise a majority of the voting power of the Corporation. Such request shall state the purpose or purposes of the proposed meeting.

     1. Notice of Special Meetings. Written notice of a special meeting of stockholders stating the purpose or purposes for which the meeting is called, time when, and place where, the meeting will be held, shall be given to each stockholder entitled to vote thereat, at least ten (10) days but not more than sixty (60) days before the date fixed for the meeting.

     2. Limitation on Business. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 6: Action by Consent. Any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if any greater proportion of voting power is required for such action at a meeting, then such greater proportion of written consents shall be required. In no instance where action is authorized by written consent, need a meeting of stockholders be called or noticed.

Section 7: Stockholder Telephonic Meetings. Stockholders may participate in a meeting of stockholders by means of a telephone conference or similar method of communication by which all persons participating in the meeting can hear one another. Participation in such meeting shall constitute presence in person at the meeting.

Section 8: Closing of Transfer Books/Record Date. The Board of Directors may close the stock transfer books of the Corporation for a period not exceeding sixty (60) days preceding the date of any meeting of stockholders or the date for payment of any dividend or the date when any change or conversion or exchange of capital stock shall go into effect or for a period not exceeding sixty (60) days in connection with obtaining the consent of stockholders for any purpose. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a record date, not more than sixty (60) days or less than ten (10) days before the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining such consent, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

ARTICLE 3. QUORUM OF STOCKHOLDERS.

Section 1: Majority Voting Power Establishes a Quorum. Stockholders of the Corporation holding at least a majority of the voting power of the Corporation, present in person or represented by proxy, regardless of whether the proxy has authority to vote on all matters, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, a quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At any adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

Section 2: Voting Required for Action. When a quorum is present at any meeting, the stockholders holding a majority of the voting power of the Corporation present in person or represented by proxy at such meeting shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Articles of Incorporation, the Bylaws of the Corporation, or an express agreement in writing, a different vote is required, in which case such express provision shall govern and control the decision of such question.

      1. Voting for Directors. Voting for Directors shall be in accordance with Article 4 of these Bylaws.

      2. Proxies. Except as otherwise provided in the Articles of Incorporation or in a Certificate of Designation or similar document filed with the Secretary of State of Wyoming each stockholder shall, at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of stock having voting power held by such stockholder, but no proxy shall be valid after the expiration of six (6) months from the date of its execution unless (a) coupled with an interest, or (b) the person executing it specifies therein the length of time for which it is to be continued in force, which in no case shall exceed seven (7) years from the date of its execution.

ARTICLE 4. DIRECTORS

Section 1: Number of Directors. The number of Directors which shall constitute the whole Board shall be fixed by the Board of Directors or stockholders of the Corporation at any regular or special meeting thereof (or appropriate written consent thereby) subject to any limitations prescribed in the Articles of Incorporation. The Directors shall either be elected by written consent in accordance with Article II, Section 11 of these Bylaws or at the annual meeting of the stockholders, except as provided in Sections 2 and 3 of this Article, and each Director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders. If, for any reason, Directors are not elected as provided by law or at the annual meeting of the stockholders, they may be elected at a special meeting of the stockholders called and held for that purpose.

Section 2: Director Vacancies. Director vacancies and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a majority of the Directors then in office, though less than a quorum, and the Directors so chosen shall hold office until their successors are duly elected and shall qualify, unless sooner displaced.

Section 3: Director Removal by Stockholders. Any Director or one or more of the incumbent Directors of the Corporation may be removed from office by a vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to voting power (or such higher amount as may be set forth in the Articles of Incorporation), in which event the vacancy or vacancies so created shall be filled by a majority of the remaining Directors, though less than a quorum, as provided in Section 2 of this Article. Notwithstanding the foregoing, in the event that any class or series of stockholders is entitled to elect one or more Directors, only the approval of the holders of the applicable proportion of such class or series is required to remove such Director(s) and not the votes of the outstanding shares as a whole.

Section 4: Management of Corporate Business. The business of the Corporation shall be managed by its Board of Directors and the Officers of the Company appointed by BOD resolution, for reasons for which they were appointed, in which the Company Officers may exercise all such powers of the Corporation appointed by BOD resolution, and shall perform all such lawful acts and things as are by required by Wyoming Statute or by the Corporate Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the Stockholders.

Section 5: BOD Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Wyoming.

    1. Annual Meeting. The first meeting of each newly elected Board of Directors shall be held immediately following, and at the time and place as the annual meeting of stockholders or, if not so held, at such time and place as shall be fixed by the vote of the stockholders at the annual meeting. In the event that the first meeting of Directors is not held following the annual meeting of stockholders and the stockholders fail to fix the time or place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors or as shall be specified in a written waiver signed by all of the Directors.

    2. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and at such place as from time to time shall be determined by the Board.

    3. Special Meetings. Special meetings of the Board may be called by the President on two (2) days' written notice to each Director. Special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the Directors.

Section 6: BOD Quorum and Voting. A majority of the Directors then in office, at a meeting duly assembled, shall constitute a quorum for the transaction of business, and the act of the Directors holding a majority of the voting power of the Directors, present at any meeting at which there is a quorum, shall be the act of the Board of Directors except as may be otherwise specifically provided by statute or by the Articles of Incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 7: <u>BOD Meetings by Consent</u>. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be.

Section 8: <u>BOD Telephonic Meetings</u>. Members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or committee by means of a telephone conference system or similar method of communication by which all persons participating in the meeting can hear one another. Participation in such meeting constitutes presence in person at such meeting.

Section 9: <u>Committees Established by the BOD</u>. The Board of Directors, by resolution, resolutions or as set forth in these Bylaws, may designate one (1) or more committees, which, to the extent provided in the resolution, resolutions or in these Bylaws, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation. Each committee must include at least one Director. The Board of Directors may appoint natural persons who are not Directors to serve on any committee. Each committee must have the name or names as may be designated in these Bylaws or as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors as and when required.

Section 10: <u>Director Compensation</u>. The Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, as determined by BOD Quorum, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated annual salary as a Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE 5.   CORPORATE NOTICES.

Section 2: <u>General</u>. Notices to Directors and stockholders shall be in writing and delivered personally or mailed to the Directors or stockholders at their addresses appearing on the books of the Corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to Directors may also be given by telegram or by other media, including electronic mail, if the sending of notice by such other media may be verified or confirmed.

Section 3: <u>Waiver of Notice</u>. Whenever any notice is required to be given under the provisions of the statutes or of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE 6.   COMPANY OFFICERS.

Section 1: General. The Officers of the Company serve the Corporation and shall be chosen by the Board of Directors, and shall at a minimum, consist of a President, a Secretary and a Treasurer. The Board of Directors may also choose a Chairman of the Board, Chief Operating Officer, Chief Marketing Officer, Vice Presidents and one (1) or more Assistant Secretaries and Assistant Treasurers or other Officers as may be determined by the Board of Directors from time to time. Two (2) or more offices may be held by the same person.

Section 2: Executive Officer Appointment. The Board of Directors shall appoint the Executive Officers of the Company who hold office at the pleasure of the Board of Directors. No Officer need be a member of the Board of Directors.

Section 3: Other Officers. The Board of Directors may appoint other Officers and Agents of the Company as it shall deem necessary. The BOD delegates the appointment of other Company Officers to the President and CEO, except the appointment of the President, CEO, Corporate Secretary, Corporate Treasurer, the Executive Vice Presidents, or other Vice Presidents.   Other Company Officers who shall hold their positions for such terms and exercise such powers and perform such duties as shall be determined from time to time by the BOD or delegated authority, unless otherwise received in writing. Any such officer or agent may be removed at any time, with or without cause, by the Board of Directors or their delegated authority, unless otherwise agreed in writing.

Section 4: Officer Compensation. The salaries and other compensation of all officers of the Corporation shall be fixed by the Board of Directors unless otherwise agreed in writing.

Section 5: Duties of the Corporate President. Unless otherwise determined by the Board of Directors, the President shall also be the Company Chief Executive Officer (CEO) of the Corporation, and shall have general and active management of the business of the Corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect. He or she shall vote or execute, in the name of the Corporation, proxies for, any securities pursuant to which the Corporation has voting rights, unless some other person is designated by the Board of Directors to execute such proxies.

Section 6: Duties of Executive Vice Presidents. The Executive Vice Presidents, if any, or if there shall be more than one (1), the Executive Vice Presidents, in the order or seniority determined by the Board of Directors, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President and CEO and shall perform such other duties and have such other powers as the Board of Directors may prescribe from time to time.

Section 7: Duties of a Vice President. A Vice President, if any, or if there shall be more than one (1), the Vice Presidents, in the order or seniority determined by the Board of Directors, shall, in the absence or disability of the President and CEO, or the Executive Vice Presidents, perform the duties and exercise the powers of the President for which the Vice Presidents have been appointed, and shall perform such other duties and have such other powers as the Board of Directors may prescribe from time to time.

Section 8: Duties of the Corporate Secretary. The Corporate Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give or cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors and shall perform such other duties as may be prescribed by the Board of Directors or the President, under whose supervision he shall be.

Section 9: Duties of Assistant Secretaries. The Assistant Secretary, or if there be more than one (1), the Assistant Secretaries, in the order of seniority determined by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 10: Duties of the Corporate Treasurer. The Corporate Treasurer shall also be the Chief Financial Officer (CFO) of the Company and shall have the custody of the Corporate funds and securities of the Corporation, along with the CEO and the Executive Vice Presidents. The CFO shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors or the Company Executive Team. The CFO shall disburse the funds of the Corporation as may be ordered by the Board of Directors or the Company Executive Management Team, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. The Treasurer is authorized to execute and file on behalf of the Corporation all federal tax returns and all elections under federal and State tax laws. If required by the Board of Directors or the Company Executive Management Team, he shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control, belonging to the Corporation.

Section 11: Duties of Assistant Treasurers. The Assistant Treasurer, or if there shall be more than one (1), the Assistant Treasurers, in the order of seniority determined by the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe. The Assistant Treasurer(s) is also authorized to execute and file on behalf of the Corporation all federal and State tax returns and all elections under federal and State tax laws.

ARTICLE 7. CORPORATE CERTIFICATES OF STOCK.

Section 1: <u>Stock Certificates</u>. Every holder of stock in the Corporation shall be entitled to have a certificate signed in the name of the Corporation by the President and the Treasurer or the Secretary of the Corporation, certifying the number of shares owned by him or her in the Corporation. When such certificate is signed (a) by a transfer agent or an assistant transfer agent or (b) by a transfer clerk acting on behalf of the Corporation and registrar, the signature of any such President, Treasurer or Secretary may be facsimile. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, the voting powers, qualifications, limitations, restrictions, designations, preferences and relative rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock; provided, however, that except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of a certificate a statement directing the stockholder, officer or agent of the Corporation who will furnish such a summary or description without charge upon written request by any stockholder. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures have been used thereon, had not ceased to be such officer or officers of the Corporation.

Section 2: <u>Lost Stock Certificates</u>. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issuance of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3: <u>Transfers of Corporate Stock</u>. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

ARTICLE 8. GENERAL PROVISIONS

Section 2: <u>Stock Dividends</u>. Dividends upon the capital stock of the Corporation may be declared by the Board of Directors out of funds legally available therefore at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock of the Corporation.

Section 3: <u>Corporate Reserves for Dividends</u>. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends, such sum or sums as the Board of Directors from time to time, in its absolute discretion, thinks proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Directors shall think conducive to the interest of the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

Section 4: <u>Corporate Checks</u>. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 5: Corporate Fiscal Year. The fiscal year of the Corporation shall be fixed to January 1st to December 31st of any given year, and may be modified by a Resolution of the Board of Directors.

Section 6: <u>Corporate Seal Requirements</u>. The YMC^2 Technologies Corporate Seal, if there be one, shall have inscribed thereon the Ancient Hebrew Aleph and Tav, and the names, "YHWH and Yahushua" also in Paleo Hebrew, and the words State of Wyoming."

Section 7: <u>Captions</u>. Captions used in these Bylaws are for convenience only and are not a part of these Bylaws and shall not be deemed to limit or alter any provisions hereof and shall not be deemed relevant in construing these Bylaws.

Section 8: <u>Interpretations</u>. To the extent permitted by the context in which used, words in the singular number shall include the plural, words in the masculine gender shall include the feminine and neuter, and vice versa.

ARTICLE 9.   BYLAW AMENDMENTS.

Section 1: <u>Changes to Bylaws</u>. These Bylaws may be amended or repealed at any regular meeting of the stockholders or of the Board of Directors, or at any special meeting of the stockholders or of the Board of Directors, if notice of such alteration or repeal be contained in the notice of such special meeting.

MEMORANDUM FOR RECORD

SUBJECT: Corporate Bylaws

ARTICLE 10.   CERTIFICATION.

The undersigned certify that this document is a true copy of the Corporate Bylaws established by the Board of Directors of YMC² Technologies. Inc., in which these Bylaws are binding and in full force and effect as of the date indicated hereof.



Andrew T. LLanos
President, CEO, and Chairman of the Board

Claude C. Davis
Director and Corporate Secretary

E.J. Stephenson
Director and Corporate Treasurer

End.

EXHIBIT D: ARTICLES OF INCORPORATION

CERTIFICATE OF AMENDMENT OF
ARTICLES OF INCORPORATIOIN

The undersigned certifies that:

a) They are an officer of the YMC² Technologies Corporation, or the Chairman or Secretary of the Board of Directors.

b) The Articles of Incorporation of YMC² Technologies, Inc. are hereby amended to read as set forth herein.

AMMENDED ARTICLES OF INCORPORATION

OF YMC² TECHNOLOGIES

A WYOMING CORPORATION

Amended on January 10, 2023



RECEIVED JAN 26 WYOMING SECRETARY OF STATE

ARTICLE 1. NAME OF THE CORPORATION

The name of the Corporation is YMC² Technologies, Inc.

ARTICLE 2. OFFICE OF THE CORPORATION

The office of the Corporation shall be designated from time to time by the Board of Directors of YMC² Technologies, Inc. and the office is located at 7052 Commerce Circle, Suite 220, Cheyenne, Wyoming, 82007

ARTICLE 3. REGISTERED AGENT

The registered agent of this Corporation in Wyoming shall be Andrew T. Llanos having a mailing address of 1201 Taft Ave., Suite A, Cheyenne, WY 82001. The Corporation may, from time to time, in the manner provided by law, change the registered agent and registered office within the State of Wyoming. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Wyoming.

ARTICLE 6. CAPITAL STOCK

Section 1: Authorized Stock Shares

1. **<u>Total Number of Aggregate Shares</u>**. The Corporation shall have authority to issue One Hundred Million (100.000,000) Stock Shares consisting of three classes of Capital Stock to be designated respectively: "Class A Common Stock", "Class B Common Stock", and "Preferred Stock", with all of such shares having a par value of $.00001 per share.

3. Preferred Stock Shares. The Corporation shall have the authority to issue Twenty Million (20,000,000) Shares of Preferred Stock consisting of three types of Preferred Shares: Five Million (5,000,000) Shares shall be known as Series A Preferred Shares, Ten Million (10,000,000) Shares shall be known as Series B Preferred Shares, and Five Million (5,000,000) Shares shall be known as Series C Preferred Shares. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights and the qualifications, limitations. or restrictions thereof of all Shares of Preferred Stock shall hereinafter be prescribed by Resolution of the Board of Directors pursuant to Sections herein of this Article 6.

Section 2: Common Stock

1. Voting Rights. Except as otherwise provided by the Wyoming Statutes, the holders of the issued and outstanding shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes, except as otherwise provided by the Wyoming Statutes. The holders of the issued and outstanding shares of Class B Common Stock shall have no votes. The Class B Common Stock can be converted at the election into Class A Common Stock at any time on such terms as the Board of Directors may authorize.

2. Dividend Rate. Subject to the rights of holders of any Preferred Stock having preferences as to dividends and except as hereinafter provided by these Articles of Incorporation, as amended from time to time (hereinafter. the "Articles") or the "Wyoming Statutes", the holders of Class A Common Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors, out of assets legally available therefor. The Class B Common Stock shall not be entitled to any dividends.

3. Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange, or consolidation of the Corporation with. or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

4. No Conversion, Redemption or Preemptive Rights. The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

5. Consideration for Shares. The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the Board of Directors.

Section 3: Terms of Series A Preferred Shares

Except as otherwise provided herein, Five Million (5,000,000) Shares of Series A Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, be pari passu with the common stock, at par value $0.00001 per share (the "Common Stock"), and all classes and series of stock of the Corporation now or hereafter authorized, issued, or outstanding other than the Series A Preferred Shares (collectively, "Junior Securities").

1. **Voting Rights**. The Holders of shares of the Series A Preferred Stock (each, a "Holder" and collectively, the "Holders") shall not be not entitled to receive any voting rights except as expressly required by law.

   (a) The Holder(s) of Series A Preferred Shares shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation.

   (b) While any portion of the issued Series A Preferred Stock remains outstanding and not converted, the Corporation shall not take action to alter, change, or amend any of the preferences, privileges, or voting rights of the Series A Preferred Stock.

2. **Series A Preferred Dividends**. The Holders of shares of the Series A Preferred Stock (each, a "Holder" and collectively, the "Holders") shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation legally available therefore, a dividend equal to 6% per annum and participate pari passu with any dividends paid on any of the Common Stock. Such dividends shall be paid with respect to all outstanding shares of Series A Preferred Stock. The Corporation shall not transfer cash or property without consideration, whether by way of dividend or otherwise, except in accordance with this Article 6.

3. **Series A Preferred Shares Liquidation Preference**. In the event of any dissolution, liquidation or winding up of the Corporation (a "Liquidation"), whether voluntary or involuntary, the Holders of Series A Preferred Stock shall be entitled to receive out of the assets of the Corporation, before any payment or distribution shall be made in respect of any Junior Securities, cash in an amount equal to the value per Stock Share as set forth by Resolution established by the Board of Directors for the purposes of authorizing the sale of Series A Preferred Stock Shares (the "Stated Value") for each one (1) share of Series A Preferred Stock (as adjusted for stock splits, combinations, reorganizations and the like) plus an amount equal to all accrued but unpaid dividends thereon to the date of such payment. If upon the Liquidation, the assets to be distributed among the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full liquidation preference for their shares, then the entire assets of the Corporation legally available for distribution shall be distributed pro rata among the holders of the Series A Preferred Stock.

   (a) A sale of all or substantially all of the Corporation's assets or an acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, a reorganization, consolidation, or merger) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation (a "Change in Control Event"), shall be deemed to be a Liquidation for purposes of this Designation.

   (b) If upon any Liquidation, whether voluntary or involuntary, payment shall have been made to the Holders of Series A Preferred Stock of the full preferential amount to which they shall be entitled pursuant to Article 6 of this Designation, the entire remaining assets, if any, of the Corporation available for distribution to stockholders shall be distributed to the holders of the Series A Preferred Stock and the holders of Common Stock pro rata, without treating the Series A Preferred Stock as if converted into shares of Class A Common Stock.

(c) The Corporation shall give each Holder of Series A Preferred Stock written notice of any Liquidation not later than thirty (30) days prior to any meeting of stockholders to approve such Liquidation or, if no meeting is to be held, not later than forty-five (45) days prior to the date of such Liquidation.

(d) Notices of Record Date. In the event any record date is fixed for the purpose of (1) determining the holders of any class or series of stock or other securities who are entitled to receive any dividend or other distribution or (2) to effect a Liquidation, the Corporation shall mail to each Holder of Series A Preferred Stock at least thirty (30) days prior to the record date set forth therein a notice setting forth: (a) such record date and a description of such dividend or distribution; or (b) (i) the date on which any such recapitalization, reorganization, merger, consolidation, disposition, dissolution, liquidation or winding up is expected to become effective; and (ii) the time, if any, it is to be fixed to, as to when the Holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such recapitalization, reorganization, merger, consolidation, disposition, dissolution, liquidation or winding up.

4. **Redemption of Series A Preferred Stock**. Redemption of Series A Preferred Stock. The Series A Preferred Stock shall be subject to Redemption at any time by the Corporation as follows:

(a) Redemption Right. After (3) three years following the date of issuance, and at the option of the Corporation as and when authorized by the Board of Directors, any or all of the issued and outstanding Series A Preferred Stock may be called for redemption by the Corporation at the price set forth by Resolution by the Board of Directors authorizing the purchase of said Series A Preferred Shares, subject to upward adjustment by an additional 5% for each year after the sale of said Series A Preferred Shares to the Stock Holder(s), calculated on each anniversary date of issuance, not to exceed five years following the date of issuance (25% additional value corporate buy-back guarantee after five years). After five (5) years, the Corporation will exercise the option to purchase all issued and outstanding Series A Preferred Stock at the beginning of the sixth year. If the value of the Series A Preferred Stock is greater than 115% in the third year, 120% in the fourth year, or 125% in the fifth year, the Corporation will purchase the Series A Preferred Stock at the greater market value as authorized by the Board of Directors.

(b) Mechanics of Optional Redemption. To effect the optional redemption of shares of Series A Preferred Stock in accordance with Section 3 paragraph 4(a) above, the Corporation shall issue a written demand to any Holder(s) of Series A Preferred Shares for such redemption (for purposes of these Articles, a "Redemption Demand") upon such Holder(s) at their address of record setting forth therein (i) the certificate or certificates representing the shares to be redeemed, and (ii) the proposed date of such redemption, which shall be a business day not less than fifteen (15) nor more than thirty (30) days after the date of such Redemption Demand (for purposes of this Designation, the "Optional Redemption Date"). On or before the Optional Redemption Date, each Holder(s) of the Series A Preferred Stock shall surrender the certificate or certificates representing such shares, duly endorsed for transfer, or accompanied by a duly executed stock power or other instrument of assignment to the Corporation at the principal executive offices of the Corporation.

(i) As soon as practical after the Optional Redemption Date and the surrender of the certificate or certificates representing such shares, the Corporation shall issue and deliver to such Holder, or its nominee, at such Holder's address as it appears on the records of the stock transfer agent of the Corporation for the Series A Preferred Stock, if any, or, if none, a certified check in the proper amount. All outstanding shares of Series A Preferred Stock to be redeemed pursuant to the Redemption Notice shall, on the Optional Redemption Date, be redeemed for all purposes, notwithstanding the failure of the Holder thereof to surrender any certificate representing such shares on or prior to such date.

(ii) On and after the Optional Redemption Date, Series A Preferred Stock to be redeemed pursuant to the Redemption Notice shall be deemed to be outstanding until they are transferable on the books of the Corporation or the stock transfer agent, if any, for the Series A Preferred Stock, and the Holder of such shares, as such, shall not be entitled to receive any dividends or other distributions, to receive notices, or to vote, or to exercise or enjoy any other powers, preferences or rights thereof, other than the right upon surrender of the certificate or certificates representing such shares, to receive payment for the redeemed Series A Preferred Shares pursuant to the Redemption Notice.

(iii) Corporate redemption rights of all issued and outstanding Series A Preferred Stock automatically transfer upon sale or trade of such stock or upon the death of the Series A Preferred Stock Holder to the applicable heirs and/or successors.

Section 4: Terms of Series B Preferred Shares

Except as otherwise provided herein, the Board of Directors have authorized the establishment of Ten Million (10,000,000) Shares of Series B Preferred Stock out of the Undesignated Preferred Shares and it shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, be pari passu with the common stock, par value $.00001 per share (the "Common Stock"), and all classes and series of stock of the Corporation now or hereafter authorized, issued, or outstanding other than the Series A Preferred Shares and Series B Preferred Shares (collectively, "Junior Securities").

1. Voting Rights. The Holders of shares of the Series B Preferred Stock (each, a "Holder" and collectively, the "Holders") shall not be not entitled to receive any voting rights except as expressly required by law.

(a) The Holder(s) of Series B Preferred Shares shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation.

(b) While any portion of the issued Series B Preferred Stock remains outstanding and not converted, the Corporation shall not take action to alter, change, or amend any of the preferences, privileges, or voting rights of the Series B Preferred Stock.

2. Series B Preferred Dividends. The Holders of shares of the Series B Preferred Stock (each, a "Holder" and collectively, the "Holders") shall be entitled to receive, when and if declared by the

Board of Directors, out of the assets of the Corporation legally available therefore, a dividend equal to 6% per annum and participate pari passu with any dividends paid on any of the Common Stock. Such dividends shall be paid with respect to all outstanding shares of Series B Preferred Stock. The Corporation shall not transfer cash or property without consideration, whether by way of dividend or otherwise, except in accordance with this Article 6.

3. Series B Preferred Shares Liquidation Preference. In the event of any dissolution, liquidation or winding up of the Corporation (a "Liquidation"), whether voluntary or involuntary, the Holders of Series B Preferred Stock shall be entitled to receive out of the assets of the Corporation, before any payment or distribution shall be made in respect of any Junior Securities, cash in an amount equal to the value per Stock Share as set forth by Resolution established by the Board of Directors for the purposes of authorizing the sale of Series B Preferred Stock Shares (the "Stated Value") for each one (1) share of Series B Preferred Stock (as adjusted for stock splits, combinations, reorganizations and the like) plus an amount equal to all accrued but unpaid dividends thereon to the date of such payment. If upon the Liquidation, the assets to be distributed among the holders of the Series B Preferred Stock are insufficient to permit the payment to such holders of the full liquidation preference for their shares, then the entire assets of the Corporation legally available for distribution shall be distributed pro rata among the holders of the Series B Preferred Stock.

(a) A sale of all or substantially all of the Corporation's assets or an acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, a reorganization, consolidation, or merger) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation (a "Change in Control Event"), shall be deemed to be a Liquidation for purposes of this Designation.

(b) If upon any Liquidation, whether voluntary or involuntary, payment shall have been made to the Holders of Series B Preferred Stock of the full preferential amount to which they shall be entitled pursuant to Article 6 of this Designation, the entire remaining assets, if any, of the Corporation available for distribution to stockholders shall be distributed to the holders of the Series B Preferred Stock and the holders of Common Stock pro rata, without treating the Series B Preferred Stock as if converted into shares of Class A Common Stock.

(c) The Corporation shall give each Holder of Series B Preferred Stock written notice of any Liquidation not later than thirty (30) days prior to any meeting of stockholders to approve such Liquidation or, if no meeting is to be held, not later than forty-five (45) days prior to the date of such Liquidation.

(d) Notices of Record Date. In the event any record date is fixed for the purpose of (1) determining the holders of any class or series of stock or other securities who are entitled to receive any dividend or other distribution or (2) to effect a Liquidation, the Corporation shall mail to each Holder of Series B Preferred Stock at least thirty (30) days prior to the record date set forth therein a notice setting forth: (a) such record date and a description of such dividend or distribution; or (b) (i) the date on which any such recapitalization, reorganization, merger, consolidation, disposition, dissolution, liquidation or winding up is expected to become effective; and (ii) the time, if any, it is to be fixed to, as to when the Holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such recapitalization, reorganization, merger, consolidation, disposition, dissolution, liquidation or winding up.

4. Redemption of Series B Preferred Stock. Redemption of Series B Preferred Stock. The Series B Preferred Stock shall be subject to Redemption at any time by the Corporation as follows:

(a) <u>Redemption Right</u>. After (3) three years following the date of issuance, and at the option of the Corporation as and when authorized by the Board of Directors, any or all of the issued and outstanding Series B Preferred Stock may be called for redemption by the Corporation at the price set forth by Resolution by the Board of Directors authorizing the purchase of said Series B Preferred Shares, subject to upward adjustment by an additional 5% for each year after the sale of said Series B Preferred Shares to the Stock Holder(s), calculated on each anniversary date of issuance, not to exceed five years following the date of issuance (25% additional value corporate buy-back guarantee after five years). After five (5) years, the Corporation will exercise the option to purchase all issued and outstanding Series B Preferred Stock at the beginning of the sixth year. If the value of the Series B Preferred Stock is greater than 115% in the third year, 120% in the fourth year, or 125% in the fifth year, the Corporation will purchase the Series B Preferred Stock at the greater market value as authorized by the Board of Directors.

(b) <u>Mechanics of Optional Redemption</u>. To effect the optional redemption of shares of Series B Preferred Stock in accordance with Section 3 paragraph 4(a) above, the Corporation shall issue a written demand to any Holder(s) of Series B Preferred Shares for such redemption (for purposes of these Articles, a "Redemption Demand") upon such Holder(s) at their address of record setting forth therein (i) the certificate or certificates representing the shares to be redeemed, and (ii) the proposed date of such redemption, which shall be a business day not less than fifteen (15) nor more than thirty (30) days after the date of such Redemption Demand (for purposes of this Designation, the "Optional Redemption Date"). On or before the Optional Redemption Date, each Holder(s) of the Series B Preferred Stock shall surrender the certificate or certificates representing such shares, duly endorsed for transfer, or accompanied by a duly executed stock power or other instrument of assignment to the Corporation at the principal executive offices of the Corporation.

(i) As soon as practical after the Optional Redemption Date and the surrender of the certificate or certificates representing such shares, the Corporation shall issue and deliver to such Holder, or its nominee, at such Holder's address as it appears on the records of the stock transfer agent of the Corporation for the Series B Preferred Stock, if any, or, if none, a certified check in the proper amount. All outstanding shares of Series B Preferred Stock to be redeemed pursuant to the Redemption Notice shall, on the Optional Redemption Date, be redeemed for all purposes, notwithstanding the failure of the Holder thereof to surrender any certificate representing such shares on or prior to such date.

(ii) On and after the Optional Redemption Date, Series B Preferred Stock to be redeemed pursuant to the Redemption Notice shall be deemed to be outstanding until they are transferable on the books of the Corporation or the stock transfer agent, if any, for the Series B Preferred Stock, and the Holder of such shares, as such, shall not be entitled to receive any dividends or other distributions, to receive notices, or to vote, or to exercise or enjoy any other powers, preferences or rights thereof, other than the right upon surrender of the certificate or certificates representing such shares, to receive payment for the redeemed Series B Preferred Shares pursuant to the Redemption Notice.

(iii) Corporate redemption rights of all issued and outstanding Series B Preferred Stock automatically transfer upon sale or trade of such stock or upon the death of the Series B Preferred Stock Holder to the applicable heirs and/or successors.

Section 5: Terms of Series C Preferred Shares

Except as otherwise provided herein, the Board of Directors have authorized the establishment of Five Million (5,000,000) Shares of Series C Preferred Stock out of the Undesignated Preferred Shares and it shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, be pari passu with the common stock, par value $.00001 per share (the "Common Stock"), and all classes and series of stock of the Corporation now or hereafter authorized, issued, or outstanding other than the Series A Preferred Shares and Series B Preferred Shares (collectively, "Junior Securities").

1. **Voting Rights**. The Holders of shares of the Series C Preferred Stock (each, a "Holder" and collectively, the "Holders") shall not be not entitled to receive any voting rights except as expressly required by law.

   (a) The Holder(s) of Series C Preferred Shares shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation.

   (b) While any portion of the issued Series C Preferred Stock remains outstanding and not converted, the Corporation shall not take action to alter, change, or amend any of the preferences, privileges, or voting rights of the Series C Preferred Stock.

2. **Series C Preferred Dividends**. The Holders of shares of the Series C Preferred Stock (each, a "Holder" and collectively, the "Holders") shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation legally available therefore, a dividend equal to 6% per annum and participate pari passu with any dividends paid on any of the Common Stock. Such dividends shall be paid with respect to all outstanding shares of Series C Preferred Stock. The Corporation shall not transfer cash or property without consideration, whether by way of dividend or otherwise, except in accordance with this Article 6.

3. **Series C Preferred Shares Liquidation Preference**. In the event of any dissolution, liquidation or winding up of the Corporation (a "Liquidation"), whether voluntary or involuntary, the Holders of Series C Preferred Stock shall be entitled to receive out of the assets of the Corporation, before any payment or distribution shall be made in respect of any Junior Securities, cash in an amount equal to the value per Stock Share as set forth by Resolution established by the Board of Directors for the purposes of authorizing the sale of Series C Preferred Stock Shares (the "Stated Value") for each one (1) share of Series C Preferred Stock (as adjusted for stock splits, combinations, reorganizations and the like) plus an amount equal to all accrued but unpaid dividends thereon to the date of such payment. If upon the Liquidation, the assets to be distributed among the holders of the Series C Preferred Stock are insufficient to permit the payment to such holders of the full liquidation preference for their shares, then the entire assets of the Corporation

legally available for distribution shall be distributed pro rata among the holders of the Series C Preferred Stock.

(a) A sale of all or substantially all of the Corporation's assets or an acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, a reorganization, consolidation, or merger) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation (a "Change in Control Event"), shall be deemed to be a Liquidation for purposes of this Designation.

(b) If upon any Liquidation, whether voluntary or involuntary, payment shall have been made to the Holders of Series C Preferred Stock of the full preferential amount to which they shall be entitled pursuant to Article 6 of this Designation, the entire remaining assets, if any, of the Corporation available for distribution to stockholders shall be distributed to the holders of the Series C Preferred Stock and the holders of Common Stock pro rata, without treating the Series C Preferred Stock as if converted into shares of Class A Common Stock.

(c) The Corporation shall give each Holder of Series C Preferred Stock written notice of any Liquidation not later than thirty (30) days prior to any meeting of stockholders to approve such Liquidation or, if no meeting is to be held, not later than forty-five (45) days prior to the date of such Liquidation.

(d) Notices of Record Date. In the event any record date is fixed for the purpose of (1) determining the holders of any class or series of stock or other securities who are entitled to receive any dividend or other distribution or (2) to effect a Liquidation, the Corporation shall mail to each Holder of Series C Preferred Stock at least thirty (30) days prior to the record date set forth therein a notice setting forth: (a) such record date and a description of such dividend or distribution; or (b) (i) the date on which any such recapitalization, reorganization, merger, consolidation, disposition, dissolution, liquidation or winding up is expected to become effective; and (ii) the time, if any, it is to be fixed to, as to when the Holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such recapitalization, reorganization, merger, consolidation, disposition, dissolution, liquidation or winding up.

4. **Redemption of Series C Preferred Stock**. Redemption of Series C Preferred Stock. The Series C Preferred Stock shall be subject to Redemption at any time by the Corporation as follows:

(a) Redemption Right. After (3) three years following the date of issuance, and at the option of the Corporation as and when authorized by the Board of Directors, any or all of the issued and outstanding Series C Preferred Stock may be called for redemption by the Corporation at the price set forth by Resolution by the Board of Directors authorizing the purchase of said Series C Preferred Shares, subject to upward adjustment by an additional 5% for each year after the sale of said Series C Preferred Shares to the Stock Holder(s), calculated on each anniversary date of issuance, not to exceed five years following the date of issuance (25% additional value corporate buy-back guarantee after five years). After five (5) years, the Corporation will exercise the option to purchase all issued and outstanding Series C Preferred Stock at the beginning of the sixth year. If the value of the Series C Preferred

Stock is greater than 115% in the third year, 120% in the fourth year, or 125% in the fifth year, the Corporation will purchase the Series C Preferred Stock at the greater market value as authorized by the Board of Directors.

(b) Mechanics of Optional Redemption. To effect the optional redemption of shares of Series C Preferred Stock in accordance with Section 3 paragraph 4(a) above, the Corporation shall issue a written demand to any Holder(s) of Series C Preferred Shares for such redemption (for purposes of these Articles, a "Redemption Demand") upon such Holder(s) at their address of record setting forth therein (i) the certificate or certificates representing the shares to be redeemed, and (ii) the proposed date of such redemption, which shall be a business day not less than fifteen (15) nor more than thirty (30) days after the date of such Redemption Demand (for purposes of this Designation, the "Optional Redemption Date"). On or before the Optional Redemption Date, each Holder(s) of the Series C Preferred Stock shall surrender the certificate or certificates representing such shares, duly endorsed for transfer, or accompanied by a duly executed stock power or other instrument of assignment to the Corporation at the principal executive offices of the Corporation.

(i) As soon as practical after the Optional Redemption Date and the surrender of the certificate or certificates representing such shares, the Corporation shall issue and deliver to such Holder, or its nominee, at such Holder's address as it appears on the records of the stock transfer agent of the Corporation for the Series C Preferred Stock, if any, or, if none, a certified check in the proper amount. All outstanding shares of Series C Preferred Stock to be redeemed pursuant to the Redemption Notice shall, on the Optional Redemption Date, be redeemed for all purposes, notwithstanding the failure of the Holder thereof to surrender any certificate representing such shares on or prior to such date.

(ii) On and after the Optional Redemption Date, Series C Preferred Stock to be redeemed pursuant to the Redemption Notice shall be deemed to be outstanding until they are transferable on the books of the Corporation or the stock transfer agent, if any, for the Series C Preferred Stock, and the Holder of such shares, as such, shall not be entitled to receive any dividends or other distributions, to receive notices, or to vote, or to exercise or enjoy any other powers, preferences or rights thereof, other than the right upon surrender of the certificate or certificates representing such shares, to receive payment for the redeemed Series C Preferred Shares pursuant to the Redemption Notice.

(iii) Corporate redemption rights of all issued and outstanding Series C Preferred Stock automatically transfer upon sale or trade of such stock or upon the death of the Series C Preferred Stock Holder to the applicable heirs and/or successors.

Section 6: Value of Noncash Dividends and Non-Assessment of Capital Stock

1. **The Value of Noncash Dividends, Distributions, or Consideration**. Whenever a distribution (except as otherwise provided herein with respect to the payment of dividends in shares of Common Stock) is to be made in, or any consideration received or paid by the Corporation consists of securities or other property, other than cash, the amount of such dividend, distribution or

consideration shall be the fair market value of such securities or other property as determined in good faith by the Board of Directors.

2. **Non-Assessment of Stock**. The Capital Stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock, issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

Section 7: No Impairment

The Corporation will not, by Amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Article 6, but will, at all times and in good faith, assist in carrying out all of the provisions of this Article 6; and, the Corporation will take any such action, as may be deemed necessary or appropriate, in order to protect the conversion rights of the Share Holder(s) against impairment.

ARTICLE 7.   IMDEMNIFICATION

The Corporation shall indemnify to the fullest extent permitted by the Wyoming Business Corporation Act, and any person who has been made, or is threatened to be made, a party to an action, suit, or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit or proceeding by or in the right of the Corporation), by reason of the fact that the person is or was a Director or Officer of the Corporation, or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to an employee benefit plan of the Corporation, or serves or served at the request of the Corporation as a Director, or as an Officer, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. In addition, the Corporation shall pay for or reimburse any expenses incurred by such persons who are parties to such proceedings, in advance of the final disposition of such proceedings, to the full extent permitted.

ARTICLE 8.   NO LIABILITY

To the fullest extent permitted by law, a Director or Officer of the Corporation shall have no personal liability to the Corporation or its shareholders for monetary damages for conduct as a Director or Officer; provided that this Article does not eliminate the liability of a Director or Officer for any act or omission for which such elimination of liability is not permitted under the Wyoming Business Corporation Act. No Amendment to that Act, or Amendment of these Articles of Incorporation herein, that further limits the acts or omissions for which elimination of liability is permitted, shall adversely affect any right or protection of a Director for any act or omission occurring prior to such Amendment. If the Wyoming Business Corporation Act is amended to further limit or eliminate liability of a Director, then a Director of the Corporation shall not be liable for any such act or omission to the fullest extent permitted by the Wyoming Business Corporation Act, as so amended.

ARTICLE 9.   DIRECTORS

Number of Directors. The members of the governing board of the Corporation are styled as Directors. The Board of Directors shall be elected in the manner as shall be provided in the bylaws of the Corporation. The Board of Directors shall consist of at least one (1) individual and not more than Nine (9) individuals. The number of Directors may be changed from time to time in such manner as shall be provided in the bylaws of the Corporation.

ARTICLE 10.   ARTICLE & BYLAWS AMENDMENTS

The Articles and Bylaws of the Corporation may be amended exclusively by the Board of Directors. Articles so amended will be filed by an Officer of the Company with the Wyoming Secretary of State.

All other Articles and Sections of the YMC² Technologies' Articles of Incorporation remain in full force and effect.



Andrew T. Llanos
President and CEO
Chairman of the Board of Directors



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

For Office Use Only

Update Form

Name of Entity: YMC² Technologies, Inc.

ID#: 2022-001178701 *Example: 2000-000123456*

The above entity is requesting an update be made to reflect their most current information:

Principal Address:
7052 Commerce Circle, Suite 220, Cheyenne, WY 82007

Mailing Address:
7052 Commerce Circle, Suite 220, Cheyenne, WY 82007

Phone: 254-721-8575

Fax:

Email: abnwarrant@protonmail.com

*(**An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Signature: Andrew T. Llanos

Date: 01-10-2023

Printed Name: Andrew T. Llanos

Title: President & CEO

RECEIVED
JAN 26 2023
WYOMING
SECRETARY OF STATE

Form may be submitted by:
Email: SOSRequest@wyo.gov
Mail-in: Refer to address at top of this form.



UpdateForm - Revised June 2021

Consent to Appointment as Registered Agent and Receive Electronic Service of Process

I, Andrew T. Llanos, the President, CEO, and the Chairman of the Board of Directors for YMC² Technologies, Inc., having my office located at 7052 Commerce Circle, Suite 220, Cheyenne, WY 82007, voluntarily consent to serve as the registered agent. I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111. I consent on behalf of the business entity to accept electronic service of process at the required email address.

Signature: Andrew T. Llanos

Email: abnwarrant@protonmail.com

Phone: (254)721-8575



ARTICLES OF INCORPORATION
of
YMC² TECHNOLOGIES INC.
A WYOMING CORPORATION

ARTICLE 1: Name of Corporation

The name of the corporation is YMC² Technologies Inc.

ARTICLE 2: Offices of the Corporation

The office of the Corporation shall be as designated by the Board of Directors from time to time and the initial office shall be located 1201 Taft Ave., Suite A, Cheyenne, WY 82001 which shall also be the mailing address for the Corporation.

ARTICLE 3: Registered Agent

The initial registered agent of this Corporation in Wyoming shall be Andrew P. Llanos having a mailing address of 1201 Taft Ave., Suite A, Cheyenne, WY 82001. The Corporation may, from time to time, in the manner provided by law, change the registered agent and registered office within the State of Wyoming. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Wyoming.

ARTICLE 4: Objectives and Purposes of the Corporation

The objectives and purposes for which the corporation is organized are for any lawful act or activity for which a corporation may be organized under the laws of Wyoming ("Wyoming Statutes"), now or hereafter in effect, and to do any of such things as fully and to the same extent as natural persons might or could do.

ARTICLE 5: Duration

The duration of existence of the Corporation is perpetual.

ARTICLE 6: Capital Stock

Section 1: Authorized Shares.

The aggregate number of shares that the Corporation shall have authority to issue is: One Hundred Million (100,000,000) shares consisting of three classes to be designated respectively, "Class A Common Stock", "Class B Common Stock" and "Preferred Stock", with all of such shares having a par value of $.00001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is Eighty Million (80,000,000) shares. The

Common Stock shall consist of classes, being Sixty Million (60,000,000) Class A Common Shares and Twenty Million (20,000,000) Class B Common Shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is Twenty Million (20,000,000) shares of which Five Million Shares shall be known as Series A Preferred Shares. At the discretion of the Board of Directors, the Class B Common Shares may be converted into Class A Common Shares and in the event that the Company commences an initial public offering of its Class A Voting Common Shares, the Class B Common Shares shall have the option to convert into Class A Common Shares in accordance with such procedures as established by the Board of Directors. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights and the qualifications, limitations, or restrictions thereof of the remaining undesignated Fifteen Million (15,000,000) Shares of Preferred Stock shall hereinafter be prescribed by resolution of the Board of Directors pursuant to Section 3 of this Article 6.

Section 2. Common Stock

(a) **Dividend Rate.** Subject to the rights of holders of any Preferred Stock having preferences as to dividends and except as hereinafter provided by these Articles of Incorporation, as amended from time to time (hereinafter, the "Articles") or the "Wyoming Statutes", the holders of Class A Common Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors out of assets legally available therefor. The Class B Common Stock shall not be entitled to any dividends.

(b) **Voting Rights.** Except as otherwise provided by the Wyoming Statutes, the holders of the issued and outstanding shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes. Except as otherwise provided by the Wyoming Statutes, the holders of the issued and outstanding shares of Class B Common Stock shall have no votes. The Class B Common Stock can be converted at the election into Class A Common Stock at any time on such terms as the Board of directors may authorize.

(c) **Liquidation Rights.** In the event of liquidation, dissolution, or winding up of the affairs of the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange, or consolidation of the Corporation with, or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d) **No Conversion, Redemption or Preemptive Rights.** The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(e) **Consideration for Shares.** The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the Board of Directors.

Section 3: Terms of Series A Preferred Shares.

Except as otherwise provided herein, the Five Million (5,000,000) Shares of Series A Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, be pari passu with the common stock, par value $.00001 per share (the "Common Stock"), and all classes and series of stock of the Corporation now or hereafter authorized, issued, or outstanding other than the Series A Preferred Shares, (collectively, "Junior Securities").

(a) Series A Preferred Dividends:
The Holders of shares of the Series A Preferred Stock (each, a "Holder" and collectively, the "Holders") shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation legally available therefore, a dividend equal to six cents ($.06) per annum and participate pari passu with any dividends paid on any of the Common Stock. Such dividends shall be paid with respect to all outstanding shares of Series A Preferred Stock. The Corporation shall not transfer cash or property without consideration, whether by way of dividend or otherwise, except in accordance with this Section 2.

(b) Series A Preferred Shares Liquidation Preference:
In the event of any dissolution, liquidation or winding up of the Corporation (a "Liquidation"), whether voluntary or involuntary, the Holders of Series A Preferred Stock shall be entitled to receive out of the assets of the Corporation, before any payment or distribution shall be made in respect of any Junior Securities, cash in an amount equal to One Dollar ($1.00) (the "Stated Value") for each one (1) share of Series A Preferred Stock (as adjusted for stock splits, combinations, reorganizations and the like) plus an amount equal to all accrued but unpaid dividends thereon to the date of such payment. If upon the Liquidation, the assets to be distributed among the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full liquidation preference for their shares, then the entire assets of the Corporation legally available for distribution shall be distributed pro rata among the holders of the Series A Preferred Stock.

(i) A sale of all or substantially all of the Corporation's assets or an acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, a reorganization, consolidation, or merger) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation (a "Change in Control Event"), shall be deemed to be a Liquidation for purposes of this Designation.

(ii) If upon any Liquidation, whether voluntary or involuntary, payment shall have been made to the Holders of Series A Preferred Stock of the full preferential amount to which they shall be entitled pursuant to Section 3(a) of this Designation, the entire remaining assets, if any, of the Corporation available for distribution to stockholders shall be distributed to the holders of the Series A Preferred Stock and the holders of Common

Stock pro rata, without treating the Series A Preferred Stock as if converted into shares of Class A Common Stock.

(iii) The Corporation shall give each Holder of SERIES A Preferred Stock written notice of any Liquidation not later than thirty (30) days prior to any meeting of stockholders to approve such Liquidation or, if no meeting is to be held, not later than forty-five (45) days prior to the date of such Liquidation.

c. Redemption of Series A Preferred Stock.
The Series A Preferred Stock shall be subject to Redemption at any time by the Corporation as follows:

(i) Redemption Right. At the option of the Corporation as and when authorized by the Board of Directors, any or all of the issued and outstanding Series A Preferred Stock may be called for redemption by the Corporation at the price of One Dollar ($1.00) each, subject to upward adjustment by Five Cents ($.05) on each anniversary of issuance.

(ii) Mechanics of Optional Conversion. To effect the optional redemption of shares of Series A Preferred Stock in accordance with Section 3(c) above, a the Corporation shall issue a written demand to any Holder of Series A Preferred Shares for such redemption (for purposes of these Articles, a "Redemption Demand") upon such Holder(s) at their address of record setting forth therein (i) the certificate or certificates representing the shares to be redeemed, and (ii) the proposed date of such redemption, which shall be a business day not less than fifteen (15) nor more than thirty (30) days after the date of such Redemption Demand (for purposes of this Designation, the "Optional Redemption Date"). On or before the Optional Redemption Date, each Holder of the Series A Preferred Stock so to be converted shall surrender the certificate or certificates representing such shares, duly endorsed for transfer, or accompanied by a duly executed stock power or other instrument of assignment to the Corporation at the principal executive offices of the Corporation.

As soon as practical after the Optional Redemption Date and the surrender of the certificate or certificates representing such shares, the Corporation shall issue and deliver to such Holder, or its nominee, at such Holder's address as it appears on the records of the stock transfer agent for the Series A Preferred Stock, if any, or, if none, of the Corporation a check in proper amount. All outstanding shares of Series A Preferred Stock to be redeemed pursuant to the Redemption Notice shall, on the Optional Redemption Date, be cancelled for all purposes, notwithstanding the failure of the Holder thereof to surrender any certificate representing such shares on or prior to such date.

On and after the Optional Redemption Date, (i) no such share of Series A Preferred Stock to be redeemed pursuant to the Redemption Notice shall be deemed to be outstanding or be transferable on the books of the Corporation or the stock transfer agent, if any, for the Series A Preferred Stock, and (ii) the Holder of such shares, as such, shall not be entitled to receive any dividends or other distributions, to receive notices or to vote such shares or to exercise or to enjoy any other powers, preferences or rights thereof, other than the right upon surrender of the certificate or certificates representing such shares, to receive payment for the redeemed Series A Preferred Shares pursuant to the Redemption Notice. On the Optional Redemption Date, all such shares shall be retired and canceled and shall not be reissued.

(g) **Notices of Record Date.** In the event any record date is fixed for the purpose of (i) determining the holders of any class or series of stock or other securities who are entitled to receive any dividend or other distribution or (ii) to effect a Liquidation, the Corporation shall mail to each Holder of Series A Preferred Stock at least thirty (30) days prior to the record date set forth therein a notice setting forth: (A) such record date and a description of such dividend or distribution; or (B) (1) the date on which any such recapitalization, reorganization, merger, consolidation, disposition, dissolution, liquidation or winding up is expected to become effective; and (2) the time, if any, it is to be fixed to, as to when the Holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such recapitalization, reorganization, merger, consolidation, disposition, dissolution, liquidation or winding up.

(i) **No Impairment.** The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under Section 3 of these Articles by the Corporation, but will at all times in good faith assist in carrying out of all the provisions of Section 3 of these Articles and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holders against impairment.

Section 4. Undesignated Preferred Stock.

(a) **Designation.** The Board of Directors is hereby vested with the authority from time to time to provide by resolution, for the issuance of shares of Preferred Stock in one or more series not exceeding the undesignated Fifteen Million shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting power, if any, designations, preferences and relative, participating, optional, or other special rights, and the qualifications, limitations, or rights relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock, of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon stated fact or event), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property or assets of the Corporation or of any subsidiary (including the determination of the price or prices or the rate or rates applicable to such right to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and, if subject to redemption, the time, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions, and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles of the resolution. As used in this section, "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination by a government, person, governmental agency, or political subdivision of a government. The Board of Directors is further authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of such series. Unless the Board of Directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent of the series, or otherwise, of the holders of any outstanding Preferred Stock, nor the consent of the holders of any outstanding Common Stock, shall be required for the issuance of any new series of Preferred Stock, regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or Common Stock.

(b) **Certificate of Designation.** Before the Corporation shall issue any shares of Preferred Stock of any new series other than Series A Preferred Shares, a certificate of designation setting forth a copy of the resolution or resolutions of the Board of Directors and establishing the voting powers, designations, preferences, the relative, participating, optional or other rights, if any, and the qualifications, limitations and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the Board of Directors to be issued, shall be made and signed by an officer of the Corporation and filed in the manner prescribed by the laws of Wyoming.

5. **Voting.**

(a) The Series A Preferred Stock has no voting rights except as expressly required by law. However, the holders of Series A Preferred Shares shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation.

(b) While any portion of the issued Series A Preferred Stock remain outstanding and not converted, the Corporation shall not take action to alter, change, or amend any of the preferences, privileges, or rights of the Series A Preferred Stock.

6. **Amount of Noncash Dividends, Distributions, or Consideration.** Whenever a dividend or distribution (except as otherwise provided herein with respect to the payment of dividends in shares of Common Stock) is to be made in, or any consideration received or paid by the Corporation consists of securities or other property, other than cash, the amount of such

dividend, distribution or consideration shall be the fair market value of such securities or other property as determined in good faith by the Board of Directors.

      7.   **Non-Assessment of Stock.** The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock, issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

ARTICLE 6: INDEMNIFICATION

The Corporation shall indemnify to the fullest extent permitted by the Wyoming Business Corporation Act any person who has been made, or is threatened to be made, a party to an action, suit, or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit or proceeding by or in the right of the corporation), by reason of the fact that the person is or was a director or officer of the corporation, or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to an employee benefit plan of the corporation, or serves or served at the request of the corporation as a director, or as an officer, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. In addition, the Corporation shall pay for or reimburse any expenses incurred by such persons who are parties to such proceedings, in advance of the final disposition of such proceedings, to the full extent permitted by the.

ARTICLE 7: NO LIABILITY

To the fullest extent permitted by law, a director or officer of the Corporation shall have no personal liability to the Corporation or its shareholders for monetary damages for conduct as a director or officer; provided that this Article does not eliminate the liability of a director or officer for any act or omission for which such elimination of liability is not permitted under the Wyoming Business Corporation Act. No amendment to that Act, or amendment of these articles of incorporation, that further limits the acts or omissions for which elimination of liability is permitted, shall adversely affect any right or protection of a director for any act or omission occurring prior to such amendment. If the Wyoming Business Corporation Act is amended to further limit or eliminate liability of a director, then a director of the Corporation shall not be liable for any such act or omission to the fullest extent permitted by the Wyoming Business Corporation Act, as so amended.

ARTICLE 8: DIRECTORS

Section 1: Number of Directors. The members of the governing board of the Corporation are styled as directors. The Board of Directors shall be elected in the manner as shall be provided in the bylaws of the Corporation. The Board of Directors shall consist of at least one (1) individual and not more than Nine (9) individuals. The number of directors may be changed from time to time in such manner as shall be provided in the bylaws of the Corporation.

ARTICLE 9: BYLAWS

The bylaws of the Corporation may be amended exclusively by the Board of Directors.



Andrew T. Llanos

Andrew T. Llanos, Incorporator

Consent to Appointment by Registered Agent

I, Andrew T. Llanos having my office located at 1201 Taft Ave., Suite A, Cheyenne, WY 82001.

voluntarily consent to serve as the registered agent for YMC² Technologies Inc.

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I consent on behalf of the business entity to accept electronic service of process at the required email address

Signature: Andrew T. Llanos **Date:** ~~10~~ 27 OCT __ **2022**



Andrew T. LLanos

Daytime Phone:

Email: abnwarrant@protonmail.com

I, Andrew T. Llanos, the registered agent for YMC² Technologies, Inc. consent to receive service of process through electronic means under limited circumstances described is the W.S. 17-28-104.

I can be reached electronically at abnwarrant@protonmail.com (254)721-8575

Andrew T. Llanos